Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 21, 2018, should be read in conjunction with IAMGOLD’s audited annual consolidated financial statements and related notes for December 31, 2017 thereto, which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “2017 Summary”, “Outlook” and “Annual Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

INDEX

About IAMGOLD	2
2017 Highlights	2
2017 Summary	4
Reserves and Resources	6
Outlook	7
Market Trends	8
Annual Updates
Operations	10
Exploration	16
Quarterly Financial Review	20
Financial Condition
Impairment Reversal	21
Liquidity and Capital Resources	21
Market Risk	23
Shareholders’ Equity	24
Cash Flow	24
Disclosure Controls and Procedures and Internal Control over Financial Reporting	25
Critical Judgments, Estimates and Assumptions	26
Notes to Investors Regarding the Use of Resources	26
New Accounting Standards Issued But Not Yet Effective	27
Risks and Uncertainties	28
Non-GAAP Performance Measures	41

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2017 HIGHLIGHTS

•	Cash, cash equivalents, short-term investments in money market instruments, and restricted cash were $815.8 million at December 31, 2017.

•	Gross profit for 2017 was $152.9 million, up $50.7 million from the prior year.

•	Attributable gold production inclusive of joint venture operations was 882,000 ounces for 2017, up 69,000 ounces from the prior year. Record production was achieved at Essakane.

•	Gold margin[2] for 2017 was $506 per ounce, up $1 per ounce from the prior year.

•	Cost of sales for 2017 was $783 per ounce, down 1% from the prior year.

•	Total cash costs[2] for 2017 were $755 per ounce produced, up 2% from the prior year.

•	All-in sustaining costs[2] for 2017 were $1,003 per ounce sold, down 5% from the prior year.

•	Net cash from operating activities for 2017 was $295.3 million down $15.8 million from the prior year.

•	Net cash from operating activities before changes in working capital2 for 2017 was $294.0 million, up 2.5 million from the prior year.

•	Net earnings attributable to equity holders for 2017 was $501.6 million ($1.08 per share), up $449.0 million ($0.95 per share) from the prior year.

•	Adjusted net earnings attributable to equity holders2 for 2017 was $29.3 million ($0.06 per share2), up $25.4 million ($0.05 per share2) from the prior year.

[1]

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

•	Total attributable proven and probable gold reserves increased by 86.0% to 14.5 million ounces from the prior year.

•

Subsequent to year end, as at December 31, 2017 the Company reported total estimated attributable proven and probable reserves at Rosebel of 3.3 million ounces grading 1.0 g/t Au, a 69% increase from the end of 2016. Total attributable measured and indicated resources (inclusive of reserves) increased by 51% to 8.6 million ounces grading 0.95 g/t Au, and estimated attributable inferred resources increased by 327% to 2.6 million ounces grading 1.0 g/t Au. These estimates did not include Saramacca.

•

Subsequent to year end, the Company finalized an agreement with the Government of Suriname to secure the exploration rights to the Brokolonko property, located just northwest of the Saramacca property. Brokolonko is believed to be located on the same mineralization trend as Saramacca, with the potential to yield another source of higher-grade softer rock that could further extend the life of the Rosebel mine and improve its cost profile. Significant future exploration will be required to confirm mineralization and to advance it to a resource stage.

•

Subsequent to year end, the Company announced positive results from a pre-feasibility study for its wholly-owned Boto Gold Project in Senegal. As at December 31, 2017, Boto was estimated to have probable reserves totaling 26.8 million tonnes grading 1.64 g/t Au for 1.4 million ounces. Indicated resources (including reserves) increased by 23% to 37.4 million tonnes grading 1.60g/t Au for 1.9 million ounces from the end of 2016 and inferred resources increased by 375% to 11.0 million tonnes grading 1.66 g/ Au for 594,000 ounces from the end of 2016. Pre-feasibility highlights included a 13.5-year mine life with average annual production of 95,000 ounces, and life-of-mine all-in sustaining costs of $829 per ounce sold. A feasibility study has been initiated and is expected to be completed in the second half of 2018.

•

Subsequent to year end, the Company reported high-grade drilling results from its 2017 drilling program for the Diakha deposit at the Siribaya Project in Mali. Highlights from infill drilling included 18.0 metres grading 11.06 g/t Au, including 6.0 metres grading 32.45 g/t Au, and from expansion drilling 16.0 metres grading 7.65 g/t Au, including 4.0 metres grading 28.94 g/t Au.

•

On December 14, 2017, the Company amended its credit facility. The amendments included extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase financing under the credit facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant.

•

On September 5, 2017, the Company reported an initial resource estimate, on a 100% basis, for the Saramacca deposit near the Rosebel mine, comprising 14.4 million tonnes of indicated resources averaging 2.20 g/t Au for 1.0 million ounces and 13.6 million tonnes of inferred resources averaging 1.18 g/t Au for 518,000 ounces. Approximately 60% of the resources are contained in softer rock with the deposit remaining open along strike in both directions and at depth. A preliminary reserve estimate is expected in the second half of 2018. Subsequent drilling results identified additional high grade intersections from infill and expansion drilling. Highlights included; 3.47 g/t Au over 39.0 metres; 4.50 g/t Au over 34.5 metres and 67.39 g/t Au over 6.0 metres. These and the remaining drilling results will be incorporated into an updated resource model in 2018.

•

On June 20, 2017, the Company completed the sale of a 30% interest in the Côté Gold Project to Sumitomo Metal Mining Co., Ltd. (“SMM”) for aggregate consideration of $195 million. The sale resulted in the reversal of a previously recorded impairment charge of $400 million and a gain of $19.2 million.

•

On June 5, 2017, the Company announced positive results from a pre-feasibility study (“PFS”) for the Côté Gold Project. Highlights included attributable proven and probable reserves of 3.8 million ounces, a mine life of 17 years with an average annual attributable production of 207,000 ounces, life-of-mine cash costs and all-in sustaining costs of $605 and $689 per ounce, respectively, an after-tax Net Asset Value of $703 million and an after-tax Internal Rate of Return of 14%. A feasibility study is ongoing and expected to be completed in the first half of 2019.

•

During the first half of 2017, the Company completed an offering of $400 million aggregate principal amount of 7% Senior Notes due in 2025 (“Notes”) and used the net proceeds from the offering, together with existing cash, towards the redemption of the 6.75% Senior Notes for $505.6 million. Concurrently, S&P Global Ratings assigned a rating of “B+” to the Notes while upgrading the Company’s Corporate credit rating to “B+” from “B”.

•

On March 3, 2017, the Company entered into a power purchase agreement for the development of a 15 megawatt-peak solar power plant for the Company’s Essakane mine in Burkina Faso. The agreement is for an initial period of up to 15 years. The solar power plant project will allow savings of approximately 6 million liters of fuel and a reduction of 18,500 tonnes of CO2 per year, as well as the creation of approximately 40 new jobs. Construction of the new solar plant commenced in the second quarter 2017 and is expected be completed by the first quarter 2018.

•

On February 28, 2017, the Company increased its ownership in Merrex Gold Inc. (“Merrex”) to 100%. Merrex owns a 50% interest in the Siribaya Project in Mali. The Company now has a 100% interest in the Project.

•	During the first quarter 2017, the Company issued a total of 3.4 million flow-through common shares for net proceeds of $15.1 million.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

2017 SUMMARY

FINANCIAL

•

Cash, cash equivalents, short-term investments and restricted cash were $815.8 million at December 31, 2017, up $53.1 million from December 31, 2016. The increase was primarily due to net proceeds from the issuance of the 7% Senior Notes ($393.6 million), cash generated from operating activities ($295.3 million), net proceeds from the sale of a 30% interest in the Côté Gold Project ($96.5 million), and proceeds from the issuance of flow-through shares ($15.1 million), partially offset by the redemption of the 6.75% Senior Notes ($505.6 million), and spending on Property, plant and equipment and Exploration and evaluation assets, including capitalized borrowing costs ($234.5 million).

•

Revenues for 2017 were $1,094.9 million up $107.8 million or 11% from the prior year primarily due to higher sales ounces at Westwood ($70.6 million), Essakane ($11.9 million) and Rosebel ($9.6 million), combined with a higher realized gold price ($14.5 million). Revenues for the fourth quarter 2017 were $291.1 million, up $38.6 million or 15% from the same prior year period primarily due to higher sales ounces at Westwood ($21.0 million) and Essakane ($4.8 million), and a higher realized gold price ($19.9 million), partially offset by lower sales at Rosebel ($7.6 million).

•

Cost of sales for 2017 was $942.0 million, up $57.1 million or 6% from the prior year primarily due a 73,000 attributable ounce increase in sales at the Company’s owner-operator sites with an almost doubling of sales at Westwood and higher sales at both Rosebel and Essakane. Operating costs increased by $52.1 million, depreciation was higher by $4.1 million, and royalty expense increased $0.9 million. Cost of sales for the fourth quarter 2017 was $250.0 million, up $16.6 million or 7% from the same prior year period primarily due to a 15,000 attributable ounce increase in sales due to the doubling of sales at Westwood from the same prior year period. Operating costs increased by $16.1 million, royalty expense increased by $0.5 million, and depreciation remained unchanged.

•

Depreciation expense for 2017 was $265.4 million, up $4.1 million or 2% from the prior year primarily due to higher amortization of capitalized stripping, and higher production, partially offset by lower depreciation at Rosebel due to an increase in reserves. Depreciation expense for the fourth quarter 2017 was $68.2 million, and remained unchanged from the same prior year period as the increase in reserves at Rosebel was offset by higher amortization of capitalized stripping.

•

Income tax expense for 2017 was $97.6 million, up $64.2 million from the prior year. Income tax expense for 2017 was comprised of current income tax expense of $59.7 million (2016 - $21.7 million) and deferred tax expense of $37.9 million (2016 - $11.7 million). The increase in income tax expense in 2017 was primarily due to differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next and changes in deferred tax assets and liabilities as a result of impairment reversals.

•

Net earnings attributable to equity holders for 2017 was $501.6 million ($1.08 per share), up $449.0 million ($0.95 per share) from the prior year. The increase was due to impairment reversals ($524.1 million) and higher gross profit ($50.7 million), partially offset by a gain on sale of gold bullion in 2016 ($72.9 million) and higher income taxes in 2017 ($64.2 million). Net loss attributable to equity holders for the fourth quarter 2017 was $17.7 million ($0.04 per share), up $12.4 million ($0.03 per share) from the same prior year period. The increase was due to higher income tax expense ($31.3 million), partially offset by higher share of net earnings from investments in associates and joint ventures ($6.2 million), lower foreign exchange loss ($4.7 million), higher interest and other investment income ($3.6 million) and lower finance costs ($2.2 million).

•

Adjusted net earnings attributable to equity holders1 for 2017 were $29.3 million ($0.06 per share1), up $25.4 million ($0.05 per share1) from the prior year. Adjusted net loss attributable to equity holders1 for the fourth quarter 2017 was $13.8 million ($0.03 per share1), up $17.1 million ($0.04 per share1) from the adjusted net earnings of $3.3 million ($0.01 per share1) in the same prior year period.

•

Net cash from operating activities for 2017 was $295.3 million, down $15.8 million from the prior year. The decrease was due to an increase in income tax paid ($33.7 million) and changes in the movement of non-cash working capital items ($18.3 million), partially offset by higher earnings after non-cash adjustments ($36.8 million). Net cash from operating activities for the fourth quarter 2017 was $65.2 million, up $1.4 million from the same prior year period.

•

Net cash from operating activities before changes in working capital[1] for 2017 was $294.0 million, up $2.5 million from the prior year. Net cash from operating activities before changes in working capital1 for the fourth quarter 2017 was $68.2 million, up $5.6 million from the same prior year period.

OPERATIONS

•

The DART rate[2], representing the frequency of all types of serious injuries across the Company for 2017 was 0.52, below the Company’s target of 0.56. Regrettably, the Company had a fatality of an employee at the Westwood mine during the first quarter 2017.

•

Attributable gold production, inclusive of joint venture operations, was 882,000 ounces for 2017, up 69,000 ounces from the prior year. The increase was primarily due to the continued ramp-up at Westwood (60,000 ounces), higher throughput at Essakane (12,000 ounces) and Rosebel (6,000 ounces), partially offset by lower grades at Sadiola (7,000 ounces), and the closure of Yatela (2,000 ounces). Attributable gold production, inclusive of joint venture operations, was 228,000 ounces for the fourth quarter 2017, up 13,000 ounces from the same prior year period. The increase was due to the continued ramp-up at Westwood (11,000 ounces), higher throughput at Essakane (6,000 ounces), partially offset by lower grades at Rosebel (4,000 ounces).

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur pr 100 employees.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

•

Attributable gold sales, inclusive of joint venture operations, were 871,000 ounces for 2017, up 63,000 ounces from the prior year, primarily due to higher sales at Westwood (57,000 ounces), Essakane (8,000 ounces), and Rosebel (8,000 ounces), partially offset by lower sales at the Joint Ventures (10,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 230,000 ounces for the fourth quarter 2017, up 12,000 ounces from the same prior year period, primarily due to higher sales at Westwood (18,000 ounces) and Essakane (3,000 ounces), partially offset by lower sales at Rosebel (6,000 ounces) and the Joint Ventures (3,000 ounces).

•

Cost of sales per ounce for 2017 was $783, down 1% from the prior year due to higher sales ounces partially offset by lower capitalized stripping and higher energy costs. Cost of sales per ounce for the fourth quarter 2017 was $802, up 2% from the same prior year primarily due to higher energy costs and a weaker U.S. dollar relative to the euro and the Canadian dollar, partially offset by higher sales ounces.

•

Total cash costs1 for 2017 were $755 per ounce produced, up 2% from the prior year primarily due to lower capitalized stripping, and higher energy costs. Total cash costs1 for the fourth quarter 2017 were $751 per ounce produced, up 2% from the same prior year period primarily due to higher energy costs and a weaker U.S. dollar relative to the euro and the Canadian dollar.

•

The normalization of Westwood’s costs was discontinued in the second quarter 2017, and therefore included in total cash costs1 for the fourth quarter and year ended 2017 was a reduction of $nil and $1 per ounce produced, respectively (2016 - $44 and $32). Also included in total cash costs1 for the fourth quarter and year ended 2017 were realized derivative gains from hedging programs of $7 and $3 per ounce produced, respectively, (2016 - losses of $nil and $1).

•

All-in sustaining costs1 per ounce sold for 2017 were $1,003, down 5% from the prior year primarily as a result of lower sustaining capital expenditures. All-in sustaining costs1 per ounce sold for the fourth quarter 2017 were $1,071, up 8% from the same prior year period primarily as a result of higher sustaining capital expenditures and higher cost of sales.

•

The normalization of Westwood’s costs was discontinued in the second quarter 2017, and therefore included in all-in sustaining costs1 for the fourth quarter and year ended 2017 was a reduction of $nil and $1 per ounce sold, respectively (2016 - $43 and $33). Also included in all-in sustaining costs1 for the fourth quarter and year ended 2017 were realized derivative gains from hedging programs of $9 and $4 per ounce sold, respectively (2016 - losses of $nil and $1).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2017	December 31, 2016
Cash and cash equivalents	$664.1	$652.0
Short-term investments	$127.2	$—
Restricted cash	$24.5	$110.7
Total assets	$3,966.9	$3,400.5
Long-term debt	$391.6	$485.1
Available credit facility	$248.7	$167.2

	Three months ended		Years ended
	December 31,		December 31,
Financial Results ($ millions, except where noted)	2017	2016	2017	2016
Revenues	$291.1	$252.5	$1,094.9	$987.1
Cost of sales	$250.0	$233.4	$942.0	$884.9

Gross profit	$41.1	$19.1	$152.9	$102.2

Net earnings (loss) attributable to equity holders of IAMGOLD	$(17.7)	$(5.3)	$501.6	$52.6
Net earnings (loss) attributable to equity holders ($/share)	$(0.04)	$(0.01)	$1.08	$0.13

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(13.8)	$3.3	$29.3	$3.9
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$(0.03)	$0.01	$0.06	$0.01

Net cash from operating activities	$65.2	$63.8	$295.3	$311.1
Net cash from operating activities before changes in working capital[1]	$68.2	$62.6	$294.0	$291.5

Key Operating Statistics
Gold sales – attributable (000s oz)	230	218	871	808
Gold production – attributable (000s oz)	228	215	882	813
Average realized gold price[1] ($/oz)	1,277	1,190	1,261	1,244
Cost of sales[2] ($/oz)	802	784	783	794
Total cash costs[1] ($/oz)	751	740	755	739
All-in sustaining costs[1] ($/oz)	1,071	995	1,003	1,057
Gold margin[1] ($/oz)	526	450	506	505

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]

Cost of sales, excluding depreciation, as disclosed in note 37 of the Company’s annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

RESERVES AND RESOURCES

At December 31, 2017, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines. There was also no change in the gold price assumption for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD’s Share	2017	2016
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	14,514	7,798
Total measured and indicated mineral resources[1,2]	24,723	23,331
Total inferred resources	8,793	6,124

[1]	Measured and indicated gold resources are inclusive of proven and probable reserves.
[2]

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2017		2016
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,200	[1]	1,177	[2]
Gold measured and indicated resources ($/oz)	1,471	[3]	1,472	[4]

Foreign exchange rate (C$/US$)	1.25		1.25

[1]	Mineral reserves have been estimated at December 31, 2017 using a gold price of $1,200 per ounce for Essakane, Rosebel, Westwood, Sadiola, Côté Gold Project and Boto Gold Project.
[2]	Mineral reserves have been estimated at December 31, 2016 using a gold price of $1,200 per ounce for Essakane, Rosebel and Westwood, and $1,100 per ounce for Sadiola.
[3]

Mineral resources have been estimated at December 31, 2017, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Saramacca Project, Siribaya Project, Pitangui Project, Essakane, and Rosebel, $1,400 per ounce for Sadiola, and $1,200 per ounce using a 6.0 g/t Au cut-off over a minimum width of 2 metres for Westwood.

[4]

Mineral resources have been estimated at December 31, 2016, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Siribaya Project, Pitangui Project, Essakane and Rosebel, $1,400 per ounce for Sadiola, and $1,200 per ounce using a 6.0 g/t Au cut-off of 6.0 g/t Au over a minimum width of 2 metres for Westwood.

Total attributable proven and probable gold reserves increased by 6.7 million ounces or 86% in 2017 to 14.5 million ounces from the end of 2016. The addition of 6.7 million ounces was primarily due to conversion of resources to reserves at the Côté Gold Project and at the Boto Gold Project following positive results from pre-feasibility studies, coupled with the previously announced reserves increase at Rosebel. These increases were partially offset by depletion during the year given the Company’s attributable gold production of 882,000 ounces. Significant factors that contributed to the revised reserves estimate include:

•

At Rosebel, the net addition of 1.4 million ounces was the result of new resource models, positive impact of changes in the cost model, a revised mine planning approach and improved confidence in the pit slope design angles, partially offset by mine depletion (2017 attributable production of 302,000 ounces),

•	Positive results from the pre-feasibility study for the Côté Gold Project (3.8 million attributable ounces),

•	Positive results from the pre-feasibility study for the Boto Gold Project (1.4 million attributable ounces), and

•	At Westwood, the net addition of 130,000 ounces converted from resources, after depletion.

Total attributable measured and indicated gold resources (including reserves) increased by 1.4 million ounces or 6% to 24.7 million ounces from the end of 2016. Significant factors that contributed to the revised resources estimate include:

•	At Rosebel, measured and indicated resources increased by 2.9 million ounces as a result of the factors noted above,

•	At the Saramacca Project, a maiden resource of 680,000 indicated ounces was declared,

•

At the Boto Gold Project, indicated resources increased by 359,000 ounces and inferred resources increased by 469,000 ounces as the 2017 delineation and valuation drilling continued to expand over all resources,

•

At Westwood, measured and indicated resources increased by 227,000 ounces as the 2017 delineation and valuation drilling triggered a significant conversion from inferred to measured and indicated resources, which also drove the conversion from resources to reserves,

•	At the Côté Gold Project, indicated resources declined by 2.5 million ounces, primarily as a result of the sale of a 30% interest to SMM,

•	At Essakane, measured and indicated resources declined by 313,000 ounces primarily due to depletion,

•	At the Siribaya Project, indicated resources increased by 65,000 ounces and inferred resources increased by 546,000 ounces as a result of the acquisition of Merrex, and

•	At the Pitangui Project, inferred resources increased by 140,000 ounces as a result of ore body extensions identified through step out drilling.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2018
Essakane (000s oz)	380 - 395
Rosebel (000s oz)	295 - 310
Westwood (000s oz)	125 - 135

Total owner-operated production (000s oz)	800 - 840
Joint Ventures (000s oz)	50 - 60

Total attributable production (000s oz)	850 -900

Cost of sales[2] ($/oz)	$765 - $815

Total cash costs[3] - owner-operator ($/oz)	$750 - $800
Total cash costs[3,4] ($/oz)	$750 - $800

All-in sustaining costs[3] - owner-operator ($/oz)	$990 - $1,070
All-in sustaining costs[3,4] ($/oz)	$990 - $1,070

[1]

The outlook is based on fourth quarter 2017 assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S. $ exchange rate of 1.26, U.S. $/ € exchange rate of 1.18 and average crude oil price of $54 per barrel.

[2]

Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[4]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2018 attributable gold production to be in the range of 850,000 to 900,000 ounces, with production to trend upwards in the second half. Westwood will continue to focus on underground development, with expected production of 125,000 to 135,000 ounces. At Rosebel, higher grades and improving productivity are expected to drive production higher despite the lower throughput anticipated with the proportion of hard rock approaching 60%. At Essakane, grades and recoveries are expected to increase while throughput is expected to be lower than the record throughput in 2017. The Sadiola Joint Venture is expected to produce between 50,000 and 60,000 ounces. The Company expects cost of sales on an attributable ounce sold basis to be within the range of $765 and $815. The Company expects total cash costs1 and all-in sustaining costs1 to be within the range of $750 and $800 per ounce produced and $990 and $1,070 per ounce sold, respectively, and both are expected to trend downwards in the second half of 2018. The Company is expecting to sustain performance optimization initiatives across the sites, while developing Saramacca, Essakane’s Heap Leach Project, and the Côté Gold Project. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange as outlined in the Market Trends section.

ESSAKANE

The Company expects attributable production at Essakane in 2018 to be in the range of 380,000 to 395,000 ounces. Essakane will continue to work to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through optimization initiatives and improved recoveries through the addition of an oxygen plant. Furthermore, Falagountou East is expected to generate softer ore and add to the production profile. With the completion of a geometallurgical study expected in the first quarter 2018, Essakane will continue to improve recoveries, manage the graphite content in the ore, and deliver on its 2018 production and cost targets.

The Company expects to build upside potential at Essakane, and expand production and reserves through the development of a heap leach facility.

ROSEBEL

The Company expects attributable production at Rosebel in 2018 to be in the range of 295,000 to 310,000 ounces. Rosebel will continue to work to optimize mining capacity by improving drill yield and increasing the payload of the hauling fleet while reducing costs through improved pit dewatering which in turn will lower dilution and increase tire life. Mill throughput is expected to decrease relative to 2017 with the proportion of hard rock approaching 60%. The decrease in throughput is expected to be offset by grade and recovery improvements.

The Company expects to develop Saramacca which will be the catalyst in expanding the Rosebel gold district.

WESTWOOD

The Company expects production at Westwood in 2018 to be in the range of 125,000 to 135,000 ounces. Production is planned from two of the six designed mining blocks. With strategic focus on development activities in the production and expansion blocks, the Company is expected to deliver its 2018 production and cost targets while continuing to ramp up to full production by 2020. The Company plans to undertake approximately 11 kilometres of lateral development and 1 kilometre of vertical development in 2018.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

DEPRECIATION EXPENSE

Depreciation expense in 2018 is expected to be in the range of $275 million to $285 million.

INCOME TAXES

The Company expects to pay cash taxes in the range of $40 million to $55 million in 2018. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)	Total[4]
Owner-operator
Essakane	$75	$75	$150
Rosebel	45	85	130
Westwood	20	45	65

	140	205	345
Corporate and development projects[2]	—	15	15

Total owner-operator[3]	140	220	360
Joint Ventures[4]	—	5	5

Total[5] (±5%)	$140	$225	$365

[1]	Sustaining capital includes capitalized stripping of $40 million for Essakane and $5 million for Rosebel.
[2]	Includes attributable capital expenditures for the Côté Gold Project (70%).
[3]	The outlook includes $38 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.
[4]	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the potential expansion of the Sadiola mine.
[5]	Capitalized borrowing costs are not included.

Capital expenditures of $365 million ± 5% reflect a significant increase over 2017 as the Company expects to advance growth projects as outlined in the non-sustaining capital section below. Sustaining capital expenditures are expected to remain at levels similar to 2017.

Sustaining

Sustaining capital guidance of $140 million is similar to 2017. While total capitalized stripping of $45 million is expected to be at a level similar to 2017, an increase is expected at Essakane reflecting higher mining activity at Falagountou, with an offsetting decrease expected at Rosebel as strip ratios decrease as the ore body is reached in active phases. Higher strip ratios are expected at Rosebel in 2019.

Non-sustaining (Development / Expansion)

Non-sustaining capital guidance of $225 million reflects $85 million at Rosebel predominantly for initial development work at Saramacca, with a production start expected in the second half of 2019, $75 million at Essakane which includes an initial $30 million for the Heap Leach Project with construction expected to commence in the second half of 2018, and $45 million at Westwood primarily for expansion/ramp-up development. The $15 million for corporate and development projects is primarily related to the Côté Gold Project feasibility study targeted for completion in the first half of 2019. The $5 million for Sadiola includes previous commitments related to the Sulphide Project. Capital spending estimates could be updated throughout the year as additional studies are completed.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

The closing market price of gold increased by approximately 13% in 2017 from the prior year. The global macroeconomic and geopolitical environments were volatile in 2017 which had an impact on commodity prices. The uncertainty in global monetary policies was one of the dominant market themes driving the price of gold from a low of $1,146 to a high of $1,358 in 2017. Prices were also impacted by geopolitical instability following several international conflicts and tensions. The price of gold is the main driver of the Company’s profitability.

	Years ended
	December 31,
	2017	2016
Average market gold price ($/oz)	$1,257	$1,251
Average realized gold price[1] ($/oz)	$1,261	$1,244
Closing market gold price ($/oz)	$1,291	$1,146

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company’s revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The Canadian economy performed relatively better-than-expected in 2017 which led to the Bank of Canada raising interest rates twice in 2017. The increase in Canadian interest rates had a positive impact on the Canadian dollar despite the U.S. Federal Reserve Bank raising its rates slightly more aggressively than the Bank of Canada. The Federal Reserve raised rates three times in 2017 for a total of 75 basis points verses 50 basis points by the Bank of Canada. The market outlook is for both the Bank of Canada and the Federal Reserve to raise interest rates again in 2018.

Economic activity in the European Union showed growth with strong momentum since the second half of 2017. The euro also gained positive traction in 2017 as a result of the easing of market uncertainty after election results in several countries. These factors contributed to a 14% appreciation of the euro against the U.S. dollar in 2017.

The Company is forecasting foreign exchange cash flows of approximately C$300 million and €260 million in 2018. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.

The price of crude oil is affected by global supply and demand. Several key factors had an impact on supply and demand in 2017, all contributing to a steady increase in the price of crude oil. OPEC and Russia had some success in managing supply by reducing oil output in 2017. On the demand side, the world economy’s growth acceleration was stronger than many market participants had anticipated. According to the International Monetary Fund October 2017 World Economic Outlook report, the global economic growth forecast was 3.6% in 2017, up from growth of 3.2% in 2016. Severe weather conditions also caused crude oil prices to trade higher in 2017 compared to the prior year.

The Company expects its fuel consumption in 2018 to be the equivalent of approximately 1.2 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Years ended December 31,
	2017	2016
Average rates
U.S.$ / Canadian $	1.2982	1.3246
€ / U.S.$	1.1303	1.1070
Closing rates
U.S.$ / Canadian $	1.2520	1.3426
€ / U.S.$	1.2021	1.0554

Average Brent price ($/barrel)	$55	$45
Closing Brent price ($/barrel)	$67	$57
Average WTI price ($/barrel)	$51	$43
Closing WTI price ($/barrel)	$60	$54

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2018 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$12/oz	$13/oz	$14/oz
U.S.$ / Canadian $	$0.10	$13/oz	$12/oz	$18/oz
€ / U.S.$	$0.10	$15/oz	$15/oz	$20/oz

[1]

Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2]

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

ANNUAL UPDATES

OPERATIONS

The table below presents gold production attributable to the Company, cost of sales per ounce, total cash costs3 per ounce produced and all-in sustaining costs3 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Three months ended December 31,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	102	96	$792	$725	$715	$686	$990	$948
Rosebel (95%)	79	83	766	710	700	667	1,018	799
Westwood (100%)[2]	29	18	909	1,452	928	880	1,017	1,281

Owner-operator[4]	210	197	$802	$784	739	695	1,068	966
Joint Ventures	18	18			882	1,231	1,114	1,265

Total operations	228	215			$751	$740	$1,071	$995

Cost of sales[1] ($/oz)			$802	$784

Cash costs, excluding royalties					$698	$686
Royalties					53	54

Total cash costs[3]					$751	$740

All-in sustaining costs[3]							$1,071	$995

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)
Years ended December 31,	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator
Essakane (90%)	389	377	$785	$716	$738	$668	$957	$977
Rosebel (95%)	302	296	755	768	716	729	931	988
Westwood (100%)[2]	125	65	844	1,324	824	894	972	1,182

Owner-operator[4]	816	738	$783	$794	743	712	1,001	1,056
Joint Ventures	66	75			909	996	1,023	1,067

Total operations	882	813			$755	$739	$1,003	$1,057

Cost of sales[1] ($/oz)			$783	$794

Cash costs, excluding royalties					$703	$683
Royalties					52	56

Total cash costs[3]					$755	$739

All-in sustaining costs[3]							$1,003	$1,057

[1]

Cost of sales, excluding depreciation, as disclosed in note 37 of the Company’s annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2]	Cost of sales per ounce for Westwood does not include the impact of normalization of costs for the fourth quarter and year ended 2017 of $nil and $6 per ounce (2016 - $518 and $385), respectively.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[4]	Owner-operator cost of sales and all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 46.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended		Years ended		Three months ended		Years ended
	December 31,		December 31,		December 31,		December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator	212	197	806	733	$1,277	$1,187	$1,261	$1,244
Joint Ventures	18	21	65	75	1,276	1,217	1,259	1,244

	230	218	871	808	$1,277	$1,190	$1,261	$1,244

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CAPITAL EXPENDITURES1

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2017	2016	2017	2016
Sustaining
Essakane[2]	$20.9	$23.3	$68.3	$105.5
Rosebel[2]	19.1	6.6	51.2	64.9
Westwood	4.0	7.0	17.5	21.4

Total gold segments	44.0	36.9	137.0	191.8
Corporate and other	1.0	0.1	1.4	0.2

Total capital expenditures	45.0	37.0	138.4	192.0
Joint Ventures[3]	2.0	1.3	4.3	3.1

	$47.0	$38.3	$142.7	$195.1

Non-sustaining (Development/Expansion)
Essakane	$9.0	$0.5	$14.1	$0.7
Rosebel	3.6	3.9	8.2	13.4
Westwood	9.5	9.7	43.6	64.4

Total gold segments	22.1	14.1	65.9	78.5
Corporate and other	0.9	—	0.9	1.5
Côté Gold	4.0	0.8	5.3	2.0

Total capital expenditures	27.0	14.9	72.1	82.0
Joint Ventures[3]	2.2	0.9	5.7	2.5

	$29.2	$15.8	$77.8	$84.5

Total
Essakane	$29.9	$23.8	$82.4	$106.2
Rosebel	22.7	10.5	59.4	78.3
Westwood	13.5	16.7	61.1	85.8

Total gold segments	66.1	51.0	202.9	270.3
Corporate and other	1.9	0.1	2.3	1.7
Côté Gold	4.0	0.8	5.3	2.0

Total capital expenditures	72.0	51.9	210.5	274.0
Joint Ventures[3]	4.2	2.2	10.0	5.6

	$76.2	$54.1	$220.5	$279.6

Capitalized Stripping (Included in Sustaining)
Essakane	$10.1	$12.5	$31.0	$47.5
Rosebel	3.0	1.2	15.8	14.7

Total gold segments	$13.1	$13.7	$46.8	$62.2

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
[2]

On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2017 were $18.8 million and $18.1 million, respectively (2016 - $21.0 million and $6.3 million), and for the year ended 2017 were $61.5 million and $48.6 million, respectively (2016 - $95.0 million and $61.7 million).

[3]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	3,490	2,090	11,811	10,921
Waste mined (000s t)	8,709	9,338	35,697	35,983
Total material mined (000s t)	12,199	11,428	47,508	46,904
Strip ratio[1]	2.5	4.5	3.0	3.3
Ore milled (000s t)	3,572	3,354	13,891	12,006
Head grade (g/t)	1.06	1.16	1.07	1.22
Recovery (%)	92	86	90	89
Gold production - (000s oz)	113	106	432	419
Attributable gold production - 90% (000s oz)	102	96	389	377
Gold sales - (000s oz)	113	110	433	424

Performance measures
Average realized gold price[2] ($/oz)	$1,277	$1,181	$1,261	$1,246
Cost of sales ($/oz)[3]	$792	$725	$785	$716
Cash costs[2] excluding royalties ($/oz)	$665	$637	$686	$615
Royalties ($/oz)	$50	$49	$52	$53
Total cash costs[2] ($/oz)	$715	$686	$738	$668
All-in sustaining costs[2] ($/oz)	$990	$948	$957	$977

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[3]

Cost of sales, excluding depreciation, as disclosed in note 37 of the Company’s annual consolidated financial statements is on an attributable ounce sold basis (excludes the 10% non-controlling interest).

Essakane delivered record gold production in 2017 benefitting from an above-nameplate capacity mill throughput of 13.9 million tonnes at 86% hard rock. The site’s strong mill performance, potential opportunities in its large and highly prospective land package, together with upcoming opportunities such as the Heap Leach Project provide significant upside to its current life of mine plan. A pre-feasibility study on the Heap Leach Project is underway and expected to be completed by the second quarter 2018. A heap leach facility could provide a low-cost method for processing marginal and low grade mineralization as well as some existing stockpiles, which together with the carbon-in-leach (“CIL”) plant would provide significant upside potential to the site’s annual production. Additionally, a combined heap leach / CIL operation provides a strong opportunity to justify additional pit pushbacks to extend the life of the operation.

Attributable gold production for the fourth quarter and year ended 2017 was higher by 6% and 3%, respectively, compared to the same prior year periods due to higher throughput and recovery, partially offset by lower grades. Mill throughput for the fourth quarter 2017 was higher than the same prior year period despite 85% hard rock content (2016 - 65%) as a result of the updated SAG mill liner design and improved operating and maintenance practices which increased mill capacity, speed, and circuit availability.

Due to mine sequencing, grades were lower during the fourth quarter 2017 compared to the same prior year period. Mining activities increased at Essakane as a result of ongoing initiatives to increase equipment availability and productivity, including the addition of two production drills and a loader. Mill recoveries continue to improve as mining continues in non-graphitic zones. As part of the geometallurgical study, grinding circuit optimization and ore characterization are underway. This study is aimed to help better identify pockets of graphitic material in the ore zones and is now expected to be completed by the end of the first quarter 2018. In addition, construction of the oxygen plant commenced during the fourth quarter 2017. The oxygen plant is expected to increase recoveries through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption once commissioned at the end of 2018. The construction of the solar power plant, which commenced during the second quarter 2017, continues and is expected to be completed by the end of the first quarter 2018.

Cost of sales per ounce for the fourth quarter and year ended 2017 was higher by 9% and 10%, respectively, compared to the same prior year periods primarily as a result of lower capitalized stripping due to mine sequencing, higher energy costs, higher processing costs due to greater throughput and harder rock content, and a weaker U.S. dollar relative to the euro.

Total cash costs per ounce produced for the fourth quarter and year ended 2017 were higher by 4% and 10%, respectively, compared to the same prior year periods primarily as a result of lower capitalized stripping due to mine sequencing, higher energy costs, higher processing costs due to greater throughput and higher hard rock content, and a weaker U.S. dollar relative to the

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

euro. Included in total cash costs for the fourth quarter and year ended 2017 was the positive impact of realized derivative gains from hedging programs of $12 and $5 per ounce produced, respectively (2016 - losses of $1 for both periods).

All-in sustaining costs per ounce sold for 2017 were lower by 2% compared to the prior year primarily due to lower sustaining capital expenditures and higher sales ounces, partially offset by higher cost of sales. Included in all-in sustaining costs for the fourth quarter and year ended 2017 was the positive impact of realized derivative gains from hedging programs of $14 and $6 per ounce sold, respectively (2016 - losses of $1 and $nil). All-in sustaining costs per ounce sold for the fourth quarter 2017 were higher by 4% compared to the same prior year period primarily due to higher cost of sales, partially offset by higher sales ounces and lower sustaining capital expenditures.

Sustaining capital expenditures for 2017 of $68.3 million included capitalized stripping of $31.0 million, capital spares of $18.6 million, tailings management of $6.5 million, resource development of $3.1 million, mobile equipment of $2.6 million, power generator overhaul of $2.3 million, security equipment of $2.0 million, and various other sustaining capital expenditures of $2.2 million. Non- sustaining capital expenditures for 2017 of $14.1 million included tailings liners of $8.2 million, heap leach study of $3.8 million, oxygen plant construction of $1.2 million, and other non-sustaining capital expenditures of $0.9 million.

Sustaining capital expenditures for the fourth quarter 2017 of $20.9 million included capitalized stripping of $10.1 million, capital spares of $6.3 million, power generator overhaul of $1.5 million, mobile equipment of $1.0 million, and various other sustaining capital expenditures of $2.0 million. Non-sustaining capital expenditures for the fourth quarter 2017 of $9.0 million included tailings liners of $6.2 million, heap leach study of $2.3 million, and other non-sustaining capital expenditures of $0.5 million.

Outlook

Essakane’s attributable production in 2018 is expected to be between 380,000 and 395,000 ounces. Capital expenditures are expected to be approximately $150 million, comprised of $75 million of sustaining and $75 million of non-sustaining capital. Sustaining capital of $75 million includes capitalized stripping ($40 million), capital spares ($16 million), mobile equipment ($7 million), resource development ($4 million), and other sustaining capital ($8 million). Non-sustaining capital of $75 million includes tailings liners ($30 million), completion of the heap leach study and commencement of construction of the heap leach facility ($30 million), oxygen plant construction ($4 million) and other non-sustaining capital ($11 million).

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	3,783	4,474	15,028	14,735
Waste mined (000s t)	11,633	12,887	47,802	49,394
Total material mined (000s t)	15,416	17,361	62,830	64,129
Strip ratio[1]	3.1	2.9	3.2	3.4
Ore milled (000s t)	3,249	3,281	12,832	12,604
Head grade (g/t)	0.87	0.90	0.83	0.82
Recovery (%)	92	92	93	94
Gold production - (000s oz)	83	88	318	312
Attributable gold production - 95% (000s oz)	79	83	302	296
Gold sales - (000s oz)	78	84	306	298

Performance measures
Average realized gold price[2] ($/oz)	$1,277	$1,191	$1,260	$1,239
Cost of sales ($/oz)[3]	$766	$710	$755	$768
Cash costs[2] excluding royalties ($/oz)	$631	$602	$647	$661
Royalties ($/oz)	$69	$65	$69	$68
Total cash costs[2] ($/oz)	$700	$667	$716	$729
All-in sustaining costs[2] ($/oz)	$1,018	$799	$931	$988

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[3]

Cost of sales, excluding depreciation, as disclosed in note 37 of the Company’s annual consolidated financial statements is on an attributable ounce sold basis (excludes the 5% non-controlling interest).

Rosebel’s continued cost containment, significant reserve expansion, and the opportunities presented by the 1.5 million ounce Saramacca resource allow for continued and improved profitability and an increase in the mine life.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Attributable gold production for the fourth quarter 2017 was 5% lower compared to the same prior year period primarily due to lower grades. Attributable gold production for 2017 was 2% higher compared to the prior year due to higher throughput and grades, partially offset by lower recovery. Despite 49% hard rock content in the fourth quarter 2017 (2016 - 26%), the mill continued to realize benefits from major improvements completed in 2016. Further improvements to maximize SAG mill performance and reduce power consumption are on-going.

Cost of sales per ounce for the fourth quarter 2017 was 8% higher compared to the same prior year period primarily due to higher energy costs combined with lower sales ounces. Cost of sales per ounce for 2017 was 2% lower compared to the prior year primarily due to higher sales ounces, partially offset by higher energy costs.

Total cash costs per ounce produced for the fourth quarter 2017 were 5% higher compared to the same prior year period primarily due to higher energy costs combined with lower production ounces. Total cash costs per ounce produced for 2017 were 2% lower compared to the prior year primarily due to higher production ounces, partially offset by higher energy costs.

All-in sustaining costs per ounce sold for the fourth quarter 2017 were 27% higher compared to the same prior year period primarily due to higher sustaining capital expenditures. All-in sustaining costs per ounce sold for 2017 were 6% lower compared to the prior year primarily due to lower sustaining capital expenditures.

Sustaining capital expenditures for 2017 of $51.2 million included capital spares of $20.3 million, capitalized stripping of $15.8 million, pit infrastructure of $3.8 million, resource development of $3.7 million, mobile equipment of $2.3 million, mill equipment of $2.0 million, and various other sustaining capital expenditures of $3.3 million. Non-sustaining capital expenditures for 2017 of $8.2 million primarily related to the exploration of the Saramacca deposit.

Sustaining capital expenditures for the fourth quarter 2017 of $19.1 million included capital spares of $11.3 million, capitalized stripping of $3.0 million, mill equipment of $1.2 million, resource development of $1.1 million, pit infrastructure of $1.0 million, and various other sustaining capital expenditures of $1.5 million. Non-sustaining capital expenditures for the fourth quarter 2017 of $3.6 million related to the exploration of the Saramacca deposit.

Outlook

Rosebel’s attributable production in 2018 is expected to be between 295,000 and 310,000 ounces. Capital expenditures are expected to be approximately $130 million, comprised of $45 million of sustaining and $85 million of non-sustaining capital. Sustaining capital of $45 million includes capital spares ($15 million), mill equipment ($7 million), mobile equipment ($6 million), capitalized stripping ($5 million), tailings management ($4 million), and other sustaining capital ($8 million). Non-sustaining capital of $85 million is primarily for development work at Saramacca in 2018.

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Mine operating statistics
Ore mined (000s t)	110	52	518	285
Ore milled (000s t)	139	89	624	347
Head grade (g/t)	6.96	6.20	6.61	6.14
Recovery (%)	95	95	94	94
Gold production - (000s oz)	29	18	125	65
Gold sales - (000s oz)	36	18	125	68

Performance measures
Average realized gold price[1] ($/oz)	$1,276	$1,210	$1,262	$1,247
Cost of sales ($/oz)[2,3]	$909	$1,452	$844	$1,324
Total cash costs[1] ($/oz)	$928	$880	$824	$894
All-in sustaining costs[1] ($/oz)	$1,017	$1,281	$972	$1,182

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Does not include the impact of normalization of costs for the fourth quarter and year ended 2017 of $nil and $6 per ounce (2016 - $518 and $385), respectively.
[3]	Cost of sales, excluding depreciation, as disclosed in note 37 of the Company’s annual consolidated financial statements is on an ounce sold basis.

Gold production for the fourth quarter and year ended 2017 was 61% and 92% higher, respectively, compared to the same prior year periods primarily due to the continued ramp-up resulting in increased tonnes mined and higher throughput. While head grades to the mill for the quarter and the year were higher than the same prior year periods, they were lower than the grades mined due to the processing of marginal ore stockpiles to use available mill capacity as the mine continued to ramp-up. Head grade excluding marginal ore for the fourth quarter and year ended 2017 was 8.01 g/t and 7.8 g/t, respectively (2016 - 8.51 g/t and 7.2 g/t).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Underground development continued in the fourth quarter 2017 to open up access to new mining areas with lateral and vertical development of approximately 2,800 and 400 metres, respectively, averaging 35 metres per day. Westwood completed 18.1 kilometres of development during 2017, including lateral and vertical development of 15.8 and 2.3 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.

Cost of sales per ounce for the fourth quarter and year ended 2017 were 37% and 36% lower, respectively, compared to the same prior year periods primarily due to higher sales volume resulting from the continued ramp-up.

Total cash costs per ounce produced for the fourth quarter 2017 were 5% higher compared to the same prior year period due to the impact of a weaker U.S. dollar relative to the Canadian dollar. Total cash costs for 2017 were 8% lower compared to the prior year due to higher production resulting from the continued ramp-up. All-in sustaining costs per ounce sold for the fourth quarter and year ended 2017 were 21% and 18% lower, respectively, compared to the same prior year periods primarily due to lower cost of sales per ounce and lower sustaining capital expenditures.

Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels. The Company normalized costs for the fourth quarter and year ended 2017 by $nil and $0.7 million, respectively (2016 - $9.4 million and $26.4 million). The Company reduced total cash costs and all-in sustaining costs for the fourth quarter 2017 by $nil per ounce produced and sold, respectively (2016 - $551 and $518), and for the year ended 2017 by $6 per ounce produced and sold (2016 - $409 and $385).

Sustaining capital expenditures for 2017 of $17.5 million included underground development of $11.6 million, underground construction of $3.1 million, underground equipment of $1.9 million, and other sustaining capital expenditures of $0.9 million. Non-sustaining capital expenditures for 2017 of $43.6 million included expansion/ramp-up development of $37.6 million, underground mobile equipment of $2.3 million, exploration drilling of $3.3 million, and other non-sustaining capital expenditures of $0.4 million.

Sustaining capital expenditures for the fourth quarter 2017 of $4.0 million included underground development of $1.7 million, underground equipment of $1.1 million, underground construction of $0.9 million, and other sustaining capital expenditures of $0.3 million. Non-sustaining capital expenditures for the fourth quarter 2017 of $9.5 million included expansion/ramp-up development of $6.4 million, underground mobile equipment of $1.7 million, exploration drilling of $1.0 million, and other non-sustaining capital expenditures of $0.4 million.

Outlook

Westwood’s production is expected to be between 125,000 and 135,000 ounces in 2018 as a result of the continued ramp up to full production. Capital expenditures are expected to be approximately $65 million, consisting of $20 million in sustaining and $45 million in non-sustaining capital. Sustaining capital of $20 million includes capitalized development ($14 million), underground construction ($3 million) and electrical and pumping equipment ($3 million). Non-sustaining capital of $45 million includes expansion/ ramp-up development ($35 million), mobile equipment ($5 million), resource drilling ($4 million), and other non-sustaining capital ($1 million).

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Mine operating statistics
Total material mined (000s t)	1,175	1,633	5,394	5,238
Ore milled (000s t)	529	559	2,062	2,012
Head grade (g/t)	1.10	1.01	0.98	1.15
Recovery (%)	94	94	94	94
Attributable gold production - (000s oz)	18	16	63	70
Attributable gold sales - (000s oz)	17	19	62	70

Performance measures
Average realized gold price[1] ($/oz)	$1,276	$1,216	$1,260	$1,244
Total cash costs[1] ($/oz)	$880	$1,166	$903	$970
All-in sustaining costs[1] ($/oz)	$1,118	$1,297	$1,014	$1,042

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter 2017 was slightly higher compared to the same prior year period as a result of higher grades, partially offset by lower throughput. Attributable gold production for 2017 was 10% lower compared to the prior year as a result of lower grades, partially offset by higher throughput. Total cash costs per ounce produced and all-in sustaining costs

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

per ounce sold for the fourth quarter and year ended 2017 were lower compared to the same prior year periods as a result of greater drawdowns of marginal ore stockpiles.

Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the Company’s efforts and the benefits the Project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the Project forward. Although the Company remains committed to the Project, upon failing to reach an agreement the operation will enter a restricted exploitation phase, and then at a later stage, when stockpiles are exhausted, it will enter a phase of suspended exploitation (care and maintenance).

Mali - Yatela Mine (IAMGOLD interest - 40%)

The Yatela mine had negligible production and sales for the fourth quarter 2017, compared to 2,000 ounces produced and sold in the same prior year period. The mine produced and sold 3,000 ounces during 2017 compared to 5,000 ounces in 2016. Stacking activity ceased in 2014 and closure activities continue. A limited quantity of production continues from rinsing of the leach pads.

The retrenchment plan approved by the Government of Mali commenced in the third quarter 2017 and was completed in December 2017.

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In 2017, expenditures for exploration and project studies totaled $68.0 million compared to $44.0 million in the prior year, of which $38.4 million were expensed and $29.6 million were capitalized. The Company’s accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The increase of $24.0 million in total exploration expenditures compared to the prior year reflects increased activities related to a larger planned exploration program and project studies compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 380,000 metres for the year, higher than originally forecast due to continued exploration and delineation of the Saramacca deposit in Suriname and expanded programs at the mine sites and development projects.

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2017	2016	2017	2016
Exploration projects - greenfield	$7.0	$5.1	$25.4	$19.2
Exploration projects - brownfield[1]	9.5	7.0	31.1	19.4

	16.5	12.1	56.5	38.6
Feasibility and other studies	5.3	1.5	11.5	5.4

	$21.8	$13.6	$68.0	$44.0

[1]

Exploration projects - brownfield for 2017 and 2016 exclude expenditures related to Joint Ventures of $1.4 million and $0.6 million, respectively, and include near-mine exploration and resource development of $10.6 million and $8.7 million, respectively.

OUTLOOK

In 2018, planned program spending will total $79.0 million, comprised of brownfield and greenfield exploration programs and ongoing project studies. Brownfield programs will continue to focus on the delineation of soft oxide resources at Saramacca, near Rosebel and at the Gossey prospect at Essakane. Drilling programs will be carried out to support the Heap Leach Project at Essakane and continue to target resource conversion at Westwood. Greenfield programs will continue to expand resources and test targets at advanced exploration projects along the Saramacca trend in Suriname, Boto Gold Project in Senegal, Siribaya Project in Mali and Pitangui Project in Brazil. Ongoing project studies totaling $19 million will continue to advance the Côté Gold Project in Ontario, and the Boto Gold Project in Senegal.

The 2018 resource development and exploration program includes approximately 300,000 to 325,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$32	$32
Exploration projects - brownfield[1]	19	9	28

	19	41	60
Feasibility and other studies	19	—	19

	$38	$41	$79

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $15 million.
[2]	The capitalized portion of the 2018 planned spending of $38 million is included in the Company’s capital spending guidance of $365 million +/- 5%.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co. Ltd. (“SMM”). The Project hosts estimated mineral reserves as at December 31, 2017 on a 100% project basis comprising of probable reserves of 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces of gold and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (see news release dated February 12, 2018).

During the first quarter 2017, the Company received notice of approval of the Project’s provincial environmental assessment from the Ontario Ministry of Environment and Climate Change. This follows a previous notification received in 2016 from the Federal Minister of Environment and Climate Change that the Project may proceed subject to the conditions listed in the assessment report and obtaining any required approvals and permits.

Joint Venture with Sumitomo Metal Mining Co., Ltd.

On June 20, 2017, the Company completed the sale of a 30% interest in the Côté Gold Project in Ontario to SMM for aggregate consideration of $195 million, of which $100 million was received upon the closing of the transaction. The remaining $95 million is due upon the earlier of: (i) 18 months following the closing date (December 20, 2018), (ii) the date the Côté Gold Project feasibility study is made available to the public, and (iii) should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest. Upon closing of the transaction, the Company entered into a Joint Venture Agreement with SMM, forming an unincorporated joint venture with respect to the Côté Gold Project, with the Company having 70% and SMM having 30% of the total outstanding participating interests under the Joint Venture Agreement.

Completed Pre-feasibility Study

During the second quarter 2017, the Company announced the results of a pre-feasibility study (“PFS”) completed jointly by the Company, Amec Foster Wheeler and Roscoe Postle Associates Inc., with inputs from technical studies completed by other consultants (see news release dated June 5, 2017). The PFS represents a comprehensive study of the technical and economic viability of the Project that has advanced to a stage where a preferred mining method is established and an effective method of mineral processing is determined. The Company has used the PFS to identify the preferred development option, to demonstrate economic viability of the Project, to support a mineral reserve disclosure (as stated above), and to identify additional work recommended to support the completion of a feasibility study.

The PFS outlined a potentially economically viable project that at a $1,250 per ounce gold price would generate an estimated 14.0% after-tax Internal Rate of Return. The Project would have a 17-year mine life, producing on average 207,000 attributable ounces of gold a year for the Company at average total cash costs of $605 per ounce produced and all-in sustaining costs of $689 per ounce sold. A technical report summarizing the PFS was filed on SEDAR.

Based on the recommendations from the PFS, the joint venture partners working with Wood Group (formerly Amec Foster Wheeler) have initiated a feasibility study which is expected to be completed in the first half of 2019. A delineation drilling program commenced with the objective to upgrade near surface inferred resources to an indicated category as well as evaluate grade variation in the starter pit. Approximately 27,000 metres of diamond drilling were completed by year end.

Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in 2021.

Regional exploration activities continue within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions. A total of nearly 7,200 metres of diamond drilling were completed by year end 2017 to test various priority exploration targets. The results will be validated and compiled to guide future exploration programs.

BROWNFIELD EXPLORATION PROJECTS

The Company’s mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2017 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

During the fourth quarter 2017, approximately 10,500 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions for an overall total of just over 54,400 metres drilled for the year. On the mine lease, drilling programs focused on resource expansion in areas adjacent to and at depth below the Essakane pit, as well as to support the ongoing technical studies evaluating whether lower grade mineralization may be amenable to heap leach mineral extraction. Infill drilling was also completed to upgrade inferred mineral resources south of the main Essakane pit and at Falagountou East located 8 kilometres to the east of the Essakane operation.

On the surrounding concessions, no drilling was completed during the fourth quarter 2017. A delineation drilling program was completed in the previous quarter at the Gossey prospect, located 15 kilometres northwest of the Essakane mine site. The program was largely focused on exploring targets along the Gossey - Korizena trend for additional mineralized zones. The results of this delineation drilling program will be used to assess the resource potential and guide additional drilling.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Rosebel, Suriname

The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. This supports the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rock. During 2017, approximately 94,600 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 54,300 metres completed on the Saramacca property.

As at December 31, 2017, the Company reported total estimated attributable proven and probable reserves at Rosebel of 3.3 million ounces grading 1.0 g/t Au, a 69% increase from the end of 2016. Total attributable measured and indicated resources (inclusive of reserves) increased by 51% to 8.6 million ounces grading 0.95 g/t Au and attributable inferred resources increased by 327% to 2.6 million ounces grading 1.0 g/t Au. These estimates did not include Saramacca. (see news release dated February 12, 2018).

On September 5, 2017, the Company announced the first mineral resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards incorporated by reference in National Instrument 43-101 (“NI 43-101”) for the Saramacca deposit located approximately 25 kilometres from its Rosebel operation in Suriname. The resource estimate, on a 100% basis, comprises 14.4 million tonnes of indicated resources averaging 2.20 g/t Au for 1.0 million ounces and 13.6 million tonnes of inferred resources averaging 1.18 g/t Au for 518,000 ounces. Approximately 60% of the resources are contained within shallow, softer laterite and saprolite hosted mineralization. A supporting NI 43-101 Technical Report was filed on SEDAR (see news release dated October 17, 2017).

The Company re-commenced drilling operations on the Saramacca property in the second half of 2017 with a further 29,775 metres of diamond and reverse circulation drilling completed by year end. This total includes approximately 9,000 metres directed towards condemnation, metallurgical sampling, geotechnical, and hydrogeological drill holes to advance specific studies. The objective of the exploration program was to: 1) increase the confidence in the current resources and convert inferred resources to indicated resources; 2) target expansions to the existing resource along known mineralized trends and at depth, and 3) evaluate identified exploration targets for the presence of additional mineralized zones. On November 16, 2017, the Company announced initial results from this drilling campaign including: 3.47 g/t Au over 39.0 metres; 4.50 g/t Au over 34.5 metres and 67.39 g/t Au over 6.0 metres. These and the remaining drilling results will be incorporated into an updated resource model in 2018.

In addition to the drilling program outlined above, the Rosebel mine team is working to advance the Saramacca deposit towards production. An Environmental and Social Impact Study (ESIA) is underway as the fundamental element in the permitting process. Preliminary engineering work has been undertaken on mine design, and infrastructure elements such as ore transport options, access roads, and waste rock disposal. In addition to the exploration work planned for the next phase, field work will commence soon on geotechnical investigation and condemnation work. Additional comprehensive metallurgical testing will also be undertaken to refine the recovery assumptions, to test the crushing and grinding characteristics of the mineralization, and to investigate the metallurgical variability across the deposit. Using the new block model as a basis, new mine designs and integrated scheduling with the main Rosebel resources will commence in 2018, and will continue to be advanced as additional geologic and engineering information becomes available. It is the Company’s intention to complete the permitting work and to generate a preliminary reserve estimate for Saramacca during the second half of 2018 and to work toward initial production in the second half of 2019.

Subsequent to the reporting period on January 24, 2018, the Company finalized an agreement with the Government of Suriname to secure the exploration rights to the Brokolonko property, located just northwest of the Saramacca property. Brokolonko is believed to be located on the same mineralization trend as Saramacca, with the potential to yield another source of higher-grade softer rock that could further extend the life of the mine and improve its cost profile. Significant future exploration will be required to confirm mineralization and to advance it to a resource stage. (see news release dated January 24, 2018)

Westwood, Canada

In the fourth quarter 2017, underground excavation totaled 3,269 metres of lateral and vertical development for a total of 18,228 metres for the year. In addition, approximately 26,100 metres of resource development diamond drilling and 363 metres of service holes were drilled during the quarter for a total of approximately 113,200 metres completed for the year. In support of the ongoing ramp up to full production, the diamond drilling program continued to focus on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. A substantial diamond drilling program of over 100,000 metres of definition drilling is planned for 2018.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2017. Highlights include:

Boto, Senegal

Subsequent to the reporting period, the Company announced positive results from a pre-feasibility study (“PFS”) completed jointly by the Company and Lycopodium Minerals Canada Ltd., with inputs from technical studies completed by other consultants (see news release dated February 12, 2018). The Company is using the PFS to identify the preferred development option, to demonstrate economic viability of the Project, to support a mineral reserve disclosure, and to identify additional work recommended to support the completion of a feasibility study.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Based on the results of the PFS, the Boto Gold Project hosts estimated mineral reserves as at December 31, 2017 comprised of probable reserves totaling 26.8 million tonnes grading 1.64 g/t Au for 1.4 million ounces. Also, indicated resources (inclusive of reserves) are estimated at 37.4 million tonnes grading 1.60 g/t Au for 1.9 million ounces of gold and inferred resources of 11.0 million tonnes grading 1.66 g/t Au for 594,000 (see news release dated February 12, 2018).

The PFS outlines a potentially economically viable project that at a $1,275 per ounce gold price would generate an estimated 13.3% after-tax Internal Rate of Return. The Project would have a 13.5 year mine life, producing on average 95,000 ounces of gold a year at average direct cash costs of $707 per ounce produced and all-in sustaining costs of $829 per ounce sold. A technical report summarizing the PFS will be filed on SEDAR.

The PFS recommended the completion of a feasibility study to validate and detail the elements of the development concept set out in the PFS, and which would include additional drilling, metallurgical testing, engineering and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The recommended feasibility study has been initiated and is expected to be completed in the second half of 2018.

In addition, exploration activities will continue on the Boto exploration concession to evaluate high priority targets for additional mineral resources.

Pitangui, Brazil

Effective December 31, 2017, reported mineral resources at the São Sebastião deposit were comprised of an inferred resource of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold (see news release dated February 12, 2018).

During 2017, approximately 9,600 metres of diamond drilling were completed to evaluate the up-plunge extension area of the São Sebastião deposit for additional resources, the results of which have been incorporated into the resource model, and to test priority exploration targets for additional zones of mineralization.

An exploration drilling program totaling approximately 17,000 metres is planned in 2018 to continue to test remaining exploration targets on the property.

Siribaya, Mali

Effective December 31, 2017, total resources estimated for the Siribaya Project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces (see news release dated February 12, 2018).

On February 28, 2017, the Company acquired, in an all share transaction, all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options that it did not already own of Merrex. Merrex is a Canadian junior exploration company that owns a 50% interest in the Siribaya Project in Mali. Including the 50% previous ownership interest, the Company now has a 100% interest in the Siribaya Project.

During 2017, approximately 19,500 metres of diamond and reverse circulation drilling were completed. The drilling program was designed to confirm the geometry of the known mineralized zones at the Diakha deposit, and also to extend the gold mineralization north and south along strike where previous exploration has returned encouraging results.

Subsequent to the reporting period, the Company announced drilling results for the 2017 drilling program which delineated high-grade structures within the known resources and confirmed extensions of the mineralization. Highlights included 6.79 g/t Au over 26.0 metres, including 20.52 g/t Au over 8.0 metres; 11.06 g/t Au over 18.0 metres, including 32.45 g/t Au over 6.0 metres; 7.65 g/ t Au over 16.0 metres, including 28.94 g/t Au over 4.0 metres; and, 2.01 g/t Au over 50.0 metres, including 9.7 g/t Au over 4.0 metres (see news release dated January 31, 2018).

A drilling program totaling approximately 15,000 metres is planned in 2018 to continue to test for resource expansions at the Diakha deposit as well as test other identified exploration targets. The drilling results, along with those from the 2017 program, will be incorporated into the deposit model and used to update the mineral resources in 2018.

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project, should it spend a total of C$10.0 million on the Project within a seven year period, beginning January 1, 2015.

On August 14, 2017, the Company subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98% of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, the Company did not hold any common shares of TomaGold.

During 2017, approximately 12,500 metres of diamond drilling were completed to continue to evaluate the resource potential of the Megane and Lower zones. Assay results reported during the year included the following highlights: 5.21 g/t Au over 4.4 metres, 121.67 g/t Au over 3.1 metres, 85.27 g/t Au over 1.8 metres, 67.42 g/t Au over 3.5 metres, 80.28 g/t Au over 5.0 metres and 39.48 g/t Au over 1.6 metres (see news releases dated May 11 and July 6, 2017). The results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate currently in progress.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Nelligan Joint Venture, Canada

The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payments totaling C$0.5 million.

In the first half of the year, the Company completed approximately 7,700 metres of diamond drilling program largely exploring a newly discovered alteration system hosting gold mineralization located to the north of the Liam zone. Assay results reported through the year included the following highlights: 29.9 metres grading 1.29 g/t Au, 24.0 metres grading 1.16 g/t Au, 8.0 metres grading 3.23 g/t Au, 11.3 metres grading 2.78 g/t Au, 34.3 metres grading 2.01 g/t Au, including 7.66 g/t Au over 4.4 metres, and 11.6 metres grading 2.38 g/t Au (see Vanstar news releases dated June 1 and September 5, 2017).

In 2018, a diamond drilling program totaling approximately 12,000 metres is planned to evaluate the resource potential of this newly discovered mineralized system.

Eastern Borosi Joint Venture, Nicaragua

The 176 square kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). During the second quarter 2017, the Company completed the requirements to earn the right to an initial 51% interest in the Project and exercised its right to enter the second option to earn up to a 70% interest in the Project by completing additional exploration expenditures totaling $4.5 million and making $0.5 million in payments to Calibre by May 26, 2020.

During 2017, approximately 9,800 metres of diamond drilling were completed to evaluate the resource potential of the Guapinol, Riscos de Oro, East Dome and Cadillac veins. Reported assay results included the following highlights: 8.0 metres grading 1.57 g/t Au and 38.3 g/t Ag, 1.8 metres grading 5.69 g/t Au and 71.1 g/t Ag, 4.1 metres grading 0.38 g/t Au and 328.3 g/t Ag, 6.0 metres grading 2.74 g/t Au and 42.5 g/t Ag from the East Dome vein (see Calibre news releases dated June 2 and August 17, 2017).

An updated NI 43-101 resource estimate is currently in progress which will incorporate an additional 26,000 metres of drilling completed over the last four years.

OTHER

Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.6% equity ownership interest in INV Metals Inc. (“INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals’ news release dated July 14, 2016).

During the second quarter 2017, INV Metals announced that it concluded the terms of an agreement with the Ministry of Mines in Ecuador concerning its Exploitation Contract relating to the future development of the Loma Larga Project (see INV Metals’ news release dated May 29, 2017), and commenced a feasibility study that is expected to take 18 months to complete (see INV Metals’ news release dated June 22, 2017).

During the third quarter 2017, in addition to technical studies to support an ongoing feasibility study, INV Metals announced that it had completed a thirteen hole, 4,500 metre exploration drilling program targeting a potential west extension of the Loma Larga deposit. Encouraging assay results were received and include: 51.3 metres grading 3.22 g/t Au and 48.7 g/t Ag, and 53.0 metres grading 1.59 g/t Au and 25.5 g/t Ag (see INV Metals news release dated September 18, 2017). The results will be assessed and used to guide future drilling programs.

QUARTERLY FINANCIAL REVIEW

	2017				2016
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$291.1	$268.8	$274.5	$260.5	$252.5	$282.4	$232.5	$219.7
Net earnings (loss)[1]	$(16.9)	$32.6	$511.6	$(16.8)	$(2.8)	$21.1	$(9.2)	$52.7

Net earnings (loss) attributable to equity holders of IAMGOLD	$(17.7)	$30.8	$506.5	$(18.0)	$(5.3)	$17.0	$(12.2)	$53.1
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.04)	$0.07	$1.09	$(0.04)	$(0.01)	$0.04	$(0.03)	$0.13
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.04)	$0.07	$1.08	$(0.04)	$(0.01)	$0.04	$(0.03)	$0.13

[1]

In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million relating to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

FINANCIAL CONDITION

IMPAIRMENT REVERSAL

The carrying amounts of the Company’s non-current assets, including Property, plant and equipment, and Exploration and evaluation assets, are reviewed at each reporting date to determine whether there are any indications of potential impairment or reversal of previously recognized impairment losses.

On July 26, 2017 (effective June 30, 2017), the Company identified a significant increase in reserves and resources and corresponding extension of the life of mine for the Rosebel mine, which were considered to be an indicator for reversal, as these represented a significant change in the key inputs used to determine the cash generating unit’s (“CGU”) recoverable amount. As a result, an assessment was performed for the Company’s Suriname CGU, and it was determined that the recoverable amount, representing the CGU’s fair value less costs of disposal, exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2013, which was limited to the carrying amount of the Suriname CGU that would have been determined had no impairment charge been recognized in prior years, net of depreciation charges. The pre-tax and after-tax amounts of impairment reversal recorded in the Company’s Consolidated statements of earnings in the second quarter of 2017 were $124.1 million and $79.9 million, respectively.

In the second quarter 2017, the sale of a 30% interest in the Company’s Côté Gold Project to SMM for total consideration of $195 million indicated that the recoverable amount of the asset exceeded the carrying amount, which resulted in the reversal of the previously recorded impairment charge of $400 million. The reversal is limited to the carrying amount that would have been determined had no impairment charge been recognized in prior years.

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Suriname CGU[1]
Property, plant and equipment	$—	$—	$124.1	$—
Côté Gold Project
Exploration and evaluation assets	—	—	400.0	—

	$—	$—	$524.1	$—

[1]	The Suriname CGU consists of Rosebel Gold Mines N.V. and Euro Ressources S.A.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2017, the Company had $815.8 million in cash, cash equivalents, short-term investments in money market instruments, and restricted cash.

The Company’s restricted cash of $24.5 million was held to guarantee environmental indemnities comprised of $19.5 million held by the Government of Burkina Faso for the Essakane mine and $5.0 million held by the Government of Suriname for the Rosebel mine.

As at December 31, 2017, the Company had no short-term restricted cash. As at December 31, 2016, the Company had $92.0 million held by the Government of Quebec to guarantee the environmental indemnities related to the Doyon mine. The Company replaced the cash collateral, pursuant to arrangements with international insurance companies, with uncollateralized surety bonds, as prescribed by Quebec Government regulations. As at December 31, 2017, C$127.2 million (December 31, 2017 - $101.6 million; December 31, 2016 - $nil) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division.

As at December 31, 2017, the Company had short-term investments in money market instruments of $127.2 million.

On February 28, 2017, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options of Merrex Gold Inc. (“Merrex”), that it did not already own. Merrex owns a 50% interest in the Siribaya Project in Mali. Including the 50% interest already held directly in the Siribaya Project, the Company now has a 100% interest in the Project. IAMGOLD issued an aggregate of approximately 6.9 million common shares. The total purchase price amounted to $27.5 million, which includes transaction costs of $0.2 million, and is net of cash and cash equivalents acquired of $0.1 million.

On March 2, 2017, the Company participated in INV Metals public equity offering and acquired an additional 9.8 million common shares of INV Metals at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain its 35.6% ownership in INV Metals.

During the first quarter 2017, the Company issued a total of 3.4 million flow-through common shares for net proceeds of $15.1 million. The flow-through common shares were issued to fund prescribed development expenditures at the Westwood mine. As at December 31, 2017, there was no remaining unspent amount.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

On June 20, 2017, the Company completed the sale of a 30% interest in the Côté Gold Project in Ontario to SMM for aggregate consideration of $195 million, of which $100 million was received upon the closing of the transaction. The remaining $95 million is due upon the earlier of: (i) 18 months following the closing date (December 20, 2018), (ii) the date the Côté Gold Project feasibility study is made available to the public, and (iii) should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest. Upon closing of the transaction, the Company entered into a Joint Venture Agreement with SMM, forming an unincorporated joint venture with respect to the Côté Gold Project, with the Company having 70% and SMM having 30% of the total outstanding participating interests under the Joint Venture Agreement.

Working capital1 as of December 31, 2017, was $929.9 million, up $112.5 million compared to December 31, 2016 due to higher current assets ($148.1 million), partially offset by higher current liabilities ($35.6 million).

Current assets as of December 31, 2017 were $1,161.0 million, up $148.1 million compared to December 31, 2016, primarily due to an increase in short-term investments ($127.2 million), consideration receivable related to the Côté Gold Project ($93.8 million) and cash and cash equivalents ($12.1 million), partially offset by a decrease in restricted cash ($92.0 million).

Current liabilities as of December 31, 2017 were $231.1 million, up $35.6 million compared to December 31, 2016 due to higher accounts payable and accrued liabilities ($33.3 million) and higher provisions ($1.3 million).

Working Capital	December 31, 2017	December 31, 2016
Working capital[1] ($ millions)	$929.9	$817.4
Current working capital ratio[2]	5.0	5.2

[1]	Working capital is defined as current assets less current liabilities.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company’s subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.

On April 3, 2017, the Company used the net proceeds of the Notes issuance, along with existing cash, towards the redemption of its 6.75% Senior Notes, for a total of $505.6 million. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% Senior Notes was adjusted during the first quarter 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in the first quarter 2017 in Interest income and derivatives and other investment gains in the Consolidated statements of earnings.

On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During 2016, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $170 million, resulting in $80 million remaining under the accordion. On February 7, 2017, the Company amended the credit facility, utilizing the remaining accordion and adding additional commitments of $80 million, bringing the total commitments under the facility to $250 million, with similar terms and conditions. On December 14, 2017, the Company amended the credit facility. The amendments include, amongst other things, extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase financing under the credit facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company’s real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company’s subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2017.

As of December 31, 2017, the Company had letters of credit in the amount of $1.3 million to guarantee certain environmental indemnities.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

CONTRACTUAL OBLIGATIONS

Contractual obligations as of December 31, 2017 were $733.6 million, and were comprised primarily of contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and operating leases. Management believes these obligations will be met through available cash resources and net cash from operating activities.

	Payments due by period
		Less than
At December 31, 2017	Total	1 Year	1-2 Years	3-5 years	Thereafter
Long-term debt	$610.0	$28.0	$56.0	$56.0	$470.0
Purchase obligations	76.4	75.2	0.7	0.3	0.2
Capital expenditure obligations	29.7	23.7	3.5	2.5	—
Operating leases	17.5	4.5	10.5	2.5	—

Total contractual obligations	733.6	131.4	70.7	61.3	470.2
Asset retirement obligations	277.3	10.3	16.2	24.4	226.4

	$1,010.9	$141.7	$86.9	$85.7	$696.6

The Company also holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including purchasing put option contracts and selling call option contracts (collar structure), with a range of expiry dates and strike prices. If, on the expiry dates:

•

the spot price of the currency is within the strike price range of these executed contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•

the spot price of the currency is below the strike price range of these executed contracts, the company would exercise the put option contracts and purchase the required amount of the currency at prices more favorable than the prevailing market price;

•

the spot price of the currency is above the strike price range of these executed contracts, the company would be obligated to settle the call option contracts and purchase the required amount of the currency at prices less favorable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, including purchasing call option contracts and selling put option contracts (collar structure), with a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed contracts, the options would not be exercised;

•

the average oil spot price for the month is above the strike price range of these executed contracts, the Company would settle the call option contracts at prices more favorable than the prevailing market price;

•

the average oil spot price for the month is below the strike price range of these executed contracts, the Company would be obligated to settle the put option contracts at prices less favorable than the prevailing market price.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS

The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, euros and oil equivalents.

At December 31, 2017, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2018	2019	2020
Foreign Currency
Canadian dollar option contracts (millions of C$)	155
Option contracts rate range ($/C$)	1.30 - 1.45[1]
Hedge ratio	52%
Euro option contracts (millions of €)	93
Option contracts rate range (€/$)	1.08 - 1.19[2]
Hedge ratio	36%
Commodities
Brent crude oil option contracts (thousands of barrels)	488	366	333
Option contracts with strike prices at ($/barrel)	42 - 60[3]	44 - 60[3]	50 - 62[3]
Hedge ratio	74%	56%	47%
WTI crude oil option contracts (thousands of barrels)	390	426	405
Option contracts with strike prices at ($/barrel)	36 - 60[3]	42 - 60[3]	43 - 60[3]
Hedge ratio	72%	75%	75%

[1]

The Company purchased two types of Canadian dollar collar options, which consist of U.S. dollar put and call options. The strike price for the put options on both of these structures are at $1.30. For the call options, the strike prices are at $1.42 and $1.45. The Company will benefit from the margin between the lower market price and the set U.S. dollar put strike price of $1.30. If U.S dollar to C$ market prices are above the call strike of $1.42 for one of the derivative structures, or above the call strike of $1.45 for the other derivative structures in 2018, the Company will incur a loss from the margin between the higher market price and the $1.42 and $1.45 call strike prices, respectively.

[2]

The Company purchased Euro collar options with strike prices within the given range in 2018. If the Euro to US$ market prices are below the low end of the range of the Euro put strike prices in 2018, the Company will incur a loss from the margin between the lower market price and the set put strike price. If the Euro to US$ market prices are above the high end of the range of the Euro call strike prices in 2018, the Company will benefit from the margin between the higher market price and the set call strike price.

[3]

The Company purchased Brent and WTI collar options with strike prices within the given range in 2018, 2019, and 2020. If Brent and WTI market prices are below the low end of the range in 2018 and 2019, the Company will incur a loss from the margin between the lower market price and the set put strike price. If Brent and WTI are above the high end of the range of the call strike price in 2018, 2019 and 2020, the Company will benefit from the margin between the higher market price and the set call strike price.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2017	February 20, 2018
Common shares	465.9	466.4
Share options	6.7	6.6

CASH FLOW

	Three months		Years ended
	ended December 31,		December 31,
($ millions)	2017	2016	2017	2016
Net cash from (used in) per consolidated financial statements:
Operating activities	$65.2	$63.8	$295.3	$311.1
Investing activities	19.7	(49.7)	(177.4)	(161.4)
Financing activities	(4.5)	12.9	(117.2)	21.9
Effects of exchange rate fluctuation on cash and cash equivalents	0.1	(2.3)	11.4	(0.6)

Increase in cash and cash equivalents	80.5	24.7	12.1	171.0
Cash and cash equivalents, beginning of the period	583.6	627.3	652.0	481.0

Cash and cash equivalents, end of the period	$664.1	$652.0	$664.1	$652.0

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

OPERATING ACTIVITIES

Net cash from operating activities for 2017 was $295.3 million, down $15.8 million from the prior year. The decrease was primarily due to an increase in income tax paid ($33.7 million) and changes in the movement of non-cash working capital items ($18.3 million), partially offset by higher earnings after non-cash adjustments ($36.8 million).

INVESTING ACTIVITIES

Net cash used in investing activities for 2017 was $177.4 million, up $16.0 million from the prior year. The increase was primarily due to the purchase of short-term investments ($127.2 million), partially offset by lower funding of restricted cash ($121.7 million), proceeds from the sale of a 30% interest in the Côté Gold Project ($96.5 million), lower spending on Property, plant and equipment and Exploration and evaluation assets ($56.4 million) and proceeds from the sale of gold bullion in 2016 ($170.3 million).

FINANCING ACTIVITIES

Net cash used in financing activities for 2017 was $117.2 million compared to net cash of $21.9 million generated from financing activities in the prior year. The net cash used in financing activities in 2017 was primarily for the redemption of the 6.75% Senior Notes ($505.6 million), partially offset by net proceeds from issuance of 7% Senior Notes ($393.6 million) and other financing activities. The net cash of $21.9 million generated from financing activities in 2016 was primarily from the proceeds of issuance of shares ($220.1 million), partially offset by the purchase of 6.75% Senior Notes ($141.5 million), repayment of credit facility ($70.0 million) and other financing activities.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2017 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2017 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2017 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2017.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metre in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company’s producing mines and at accredited regional laboratories for the Company’s exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and Joint Ore Reserves Committee. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 4 of the Company’s audited annual consolidated financial statements as at December 31, 2017.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks which the Company is facing.

For a more comprehensive discussion of the Company’s business, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

Financial Risks

Gold price fluctuations

The Company’s revenues depend in part on the market gold prices for mine production from the Company’s producing properties. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company’s financial performance or results of operations and may result in adjustments to reserve estimates and life of mine plans. Continuous declining gold prices may result in a declining production profile and adverse financial performance. The Company does not currently hedge its gold sales.

Cryptocurrencies

Cryptocurrencies and other block-chain-based mediums of exchanges (digital currencies) are becoming more integrated with the global economy and have the potential to become a means of storing wealth outside of conventional financial markets. These digital currencies may offer a compelling alternative to financial instruments exchangeable for government-issued currencies because they are held and traded on a decentralized network of computers, often beyond the control of individual governments or companies. Since gold serves a substantially similar wealth-storing function, the growing acceptance and popularity of cryptocurrencies and other block-chain-based mediums of exchanges may have an adverse effect on the market for gold and put significant downward pressure on gold prices.

The value of cryptocurrencies has increased significantly, while the price of gold has increased only 13% in 2017. Investors may perceive that cryptocurrencies are a better investment than gold which could negatively impact gold producers and precious-metals investors. Some investors may decide to leave the gold market in favor of cryptocurrencies.

Insufficient financing

The Company may need to secure necessary capital through loans or other forms of permanent capital, to fund future construction of mining facilities for projects such as the Côté Gold Project in Canada, the Saramacca Project in Suriname and the Essakane Heap Leach Project in Burkina Faso. The Company may also require funds for exploration and development of the Company’s properties, such as Boto, Siribaya, Diahka and Pitangui and continuing exploration projects that may require substantial capital expenditures. In addition, a portion of the Company’s activities may be directed to the search and exploration for new mineral deposits and their development.

The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects.

The Company may be required to seek a continuation of the current financial arrangements with its lenders and/or seek additional financing to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company or the Company may be unable to find a partner for financing. Failure to

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

In addition, there can be no certainty that the Company may be able to renew or replace its current credit facility or debt financing on similar or favourable terms to the Company prior to, or upon, its maturity.

Shareholder dilution

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions, and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new common shares, purchase common shares for cancellation pursuant to normal course issuer bids, issue new debt, repay or refinance existing debt, and/or amend or renew its credit facility.

The constating documents of the Company allow it to issue, among other things, an unlimited number of common shares for such consideration and on such terms and conditions as may be established by the board of directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued common shares or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Volatility of the Company’s securities

The common shares of the Company are listed on the TSX and the NYSE. The price of the common shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The price of the common shares is highly affected by short-term changes in the price of gold, in the Company’s financial condition and results of operations and by global economic conditions. The Company has a concentration of earnings and cash flow generated from a single commodity and the outlook for the gold price is uncertain. This may impair the Company’s reputation and ability to raise capital. Given the current volatility in the gold price, the Company cannot predict its impact on its market capitalization.

Cost containment

The Company’s ongoing cost containment efforts may not achieve the intended objectives because of internal or external factors which, individually or combined, could cause declining margins. Further, the Company’s revenues are affected by the volatility in gold price. The combined effect of a sustained decline in the gold price with any failure to contain operating costs such as labour, energy, fuel, other consumables and increasing rock hardness, or any increase in royalties and taxation, would negatively impact the Company’s earnings and cash flow. Additionally, certain cost containment/reduction initiatives may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements. In addition, in an increased gold price environment, it may be advantageous to mine and produce higher cost gold because of the expanded margin potential.

Capital allocation

From time to time, the Company may have limited financial resources available for investment because of insufficient internally generated funds and inaccessibility to capital markets. Accordingly, the Company must make choices amongst investment opportunities which it must rank by attractiveness and risk. There can be no assurances that such investment decisions will yield the intended returns and could limit future growth, profitability and liquidity.

Project risks

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Significant projects contemplated for the next few years include the Côté Gold Project, Saramacca satellite operations for Rosebel, the Essakane Heap Leach Project and potentially the SSP, if the appropriate government approvals can be secured. However, some or all of these projects may not proceed and other projects may arise. Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of reserve estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of such projects; the future prices of the relevant minerals; and scoping of major projects including delays, aggressive schedules, unplanned events and conditions. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail or be delayed in obtaining the governmental approvals necessary for execution of a project, in which case, the project may not proceed either on its original timing or at all. The Company may be unable to develop projects that demonstrate attractive economic feasibility at low gold prices.

The number of projects in the future may outweigh the Company’s capital, financial and staffing capacity restricting the ability to concurrently execute multiple large projects and adversely affecting the potential timing of when those projects can be put into production.

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Indebtedness and restrictive covenants of the Company’s debt instruments

The Company’s level of indebtedness could adversely affect the Company, including making it more difficult to satisfy obligations with respect to the 2017 Senior Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements; requiring the Company to divest assets; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2017 Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the 2017 Senior Notes and the 2017 Credit Facility agreement contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest.

In addition, the amount of the Company’s debt/leverage may exceed its ability to service or repay the 2017 Senior Notes. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company’s ability to make scheduled payments on the 2017 Senior Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. Sustained falling gold prices may result in the deterioration of free cash flow generation. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet other obligations, including under the 2017 Senior Notes.

Credit facility defaults

The 2017 Credit Facility places certain limits on the Company, such as, on the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, carry on business unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the 2017 Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the 2017 Credit Facility. As at February 20, 2018, approximately $1.3 million in the form of letters of credit, were drawn against the Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the Credit Facility to fund, among other things, part of the capital expenditures required in connection with its current development projects. If an event of default under the Credit Facility occurs, the Company would be unable to draw down further on the Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt and may result in the acceleration of any other debt containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the 2017 Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the Credit Facility, those lenders could proceed against the security securing such indebtedness. In the event the Company’s lenders or noteholders accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness. Furthermore, creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Company may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Credit rating downgrade

The Company and its 2017 Senior Notes have non-investment grade ratings, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Inadequate controls over financial reporting

The Company assessed and tested, for its 2017 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

Public company obligations

As a publicly traded company, listed on senior stock exchanges in Canada and the United States, the Company is subject to numerous laws, including, without limitation, corporate, securities and environmental laws, compliance with which is both very time consuming and costly. The failure to comply with any of these laws, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the Company’s stock price. The number of laws that the Company and its local operations must comply within a number of continents and jurisdictions increases the risks of non-compliance.

Furthermore, laws applicable to the Company constantly change and the Company’s continued compliance with changing requirements is both very time consuming and costly. Adding to the significant costs of compliance with laws is the Company’s desire to meet a high standard of corporate governance. The Company’s continued efforts to comply with numerous changing laws and adhere to a high standard of corporate governance have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Asset valuations

The Company tests the valuation of its property, plant and equipment and exploration and evaluation assets when indications of potential impairment or reversal of a previously recognized impairment are identified. As at June 30, 2017, the Company recorded after tax net impairment reversals of $79.9 million for the Rosebel mine and $400.0 million for the Côté Gold Project. As at December 31, 2017, no indicators of impairment or reversal of impairment were identified and the Company did not test the valuation of these assets.

Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company’s property, plant and equipment and exploration and evaluation assets resulting in either an impairment charge or reversal of impairment.

If the Company fails to achieve its valuation assumptions or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced a decline in fair value, an impairment charge may be required to be recorded, causing a reduction in the Company’s earnings.

Conversely, if there are observable indicators that any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced an increase in fair value, a reversal of a prior impairment may be required to be recorded, causing an increase in the Company’s earnings. As at December 31, 2017 there are no prior impairments of exploration and evaluation assets which are subject to potential reversal.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the 2017 Credit Facility are subject to fluctuation based on changes to specified interest rates. A copy of the credit agreement in connection with the 2017 Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

Taxes and tax audits

To provide a reasonable measure of protection against unforeseen changes to tax laws that apply to mining projects, stability agreements are in place with the governments of Burkina Faso, Mali and Suriname. The Company’s interpretations of the stability agreement and the tax laws may not be the same as those of the regulatory authorities. Consequently, challenges to the Company’s interpretations of the stability agreement and the tax laws by regulatory authorities could result in significant additional taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest and penalties, which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

The Company periodically issues flow-through shares in respect of development and exploration expenditures. To be effective, such flow-through share issuances must comply with Canadian legislated tax requirements within specified time frames. In the event that the Company fails to comply with such legislated requirements, the Company may be subject to tax penalties and also may be obligated to compensate the purchasers of such flow-through shares for foregone tax benefits related to those shares.

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Currency fluctuations

Currency fluctuations may affect the earnings and cash flows from the Company’s operations since gold is sold in the world market in U.S. dollars but the costs of the Company are incurred principally in non-U.S. dollars (Canadian dollars, euros, CFA francs and Surinamese dollars). Appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the euro and the currency is currently convertible into Canadian and U.S. dollars, it may not always have a fixed exchange rate which may be changed to a floating rate and the fixed exchange rate may be reset by the governing bodies.

Derivatives

The Company regularly employs derivative financial instruments as a hedge in respect of input costs such as fuel/oil and currencies. Hedge products are generally used to manage the risks associated with, among other things, changes in fuel/oil prices and foreign currency exchange rates. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

a)	credit risk - the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b)

market liquidity risk - the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c)

price/valuation risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company’s own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, environmental and health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation, and could face damage to its reputation in the case of recurring workplace incidents resulting in an injury or fatality for which the Company is found responsible. The results and costs of litigation and investigations cannot be predicted with certainty. If the Company is unable to resolve these disputes or matters favourably, this may have a material adverse impact on the Company’s financial performance, cash flows and results of operations.

In the event of a dispute or matter involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or agencies or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments or decisions from foreign courts or agencies could have an adverse effect on its cash flows, earnings, results of operations and financial condition.

For disputes with governments involving the foreign operations of the Company that are not subject to the exclusive jurisdiction of foreign courts, the Company may attempt to resolve these through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company’s financial condition.

Cash management in foreign subsidiaries

The Company conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation, IAMGOLD Corporation, and its subsidiary entities as well as requirements by local governments to sell gold bullion to local central banks could restrict the Company’s ability to fund its operations effectively. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Operational Risks

Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The Securities and Exchange Commission (“SEC”) does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Company prepares its Annual Information Form, and other continuous disclosure documents, in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources will be converted into reserves.

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Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop or continue to exploit at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomic or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain or maintain necessary permits or government approvals, or revocation of or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its mineral reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be impacted by numerous factors, including mining conditions, labour availability and relations, weather, seismic events and supply shortages.

Life of mine plans

The life of mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness over time and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Reserves at operating sites can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known deposits, by locating new deposits, or by making acquisitions. Substantial expenditures are required to delineate resources and ultimately establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by resource conversions, expansions, discoveries, or acquisitions. The Westwood mine, in particular, has a relatively low quantity of proven and probable reserves compared to a relatively large quantity of inferred resources. Due to the nature and depth of the deposit, it will take many years to effectively access various sections of the ore body in order to carry out sufficient drilling to convert inferred resources to indicated and measured resources and, after economic assessment, into proven and probable reserves. The current life of mine business plan for the Westwood mine assumes that the inferred resources will be converted into proven or probable reserves on an ongoing basis and be mined and processed. For the reasons outlined above, there is a risk that some or all of the inferred resources at the Westwood mine may not be converted to proven or probable reserves to be mined and processed.

Mine closure

In the event of a sustained decline of the gold price and declining revenues, the Company may consider putting operation(s) on temporary care and maintenance whereby the Company would cease production, but keep the site in a condition to possibly reopen it at a later date. Additionally, closure may materialize earlier than planned to reflect market conditions. An unplanned catastrophic event such as underground seismic activity or a major tailings breach or failure to proceed with the SSP development could occur and cause a temporary or permanent mine closure. Ultimately, closure will eventually occur at all mines due to depletion of the resource. The closure costs may not be fully known for a period of time. Closure plans and site rehabilitation plans may be incomplete, inaccurately estimated, and/or not fully documented.

Coarse gold

Mineral reserve and mineral resource calculations for the gold operations may be over/under estimated as a result of the presence of coarse gold.

Some of the ore bodies at the Company’s gold mines contain coarse gold with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and mineral resources are representative by using appropriate sample preparation and analytical techniques as part of comprehensive QA/QC programs. Additionally, the grade estimation methods used are designed to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Consumables

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel and heavy fuel oil at the Essakane, Rosebel and Sadiola mines; electricity at the Sadiola, Rosebel and Westwood mines; and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on

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the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to changes in the estimated physical shape and location of the ore body or due to operational or processing changes. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

The Company’s production and cost estimates depend on many factors outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as productivity rates, changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company’s mining, processing, development and mineral exploration activities are subject to various laws regulating prospecting, development, production, labour, health and safety, the environment, land titles and claims of indigenous people, mining practices, taxation, water use and other matters. Any changes to existing laws and regulations or the manner in which they are enforced could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures or result in reduced revenues and could prevent, delay or prohibit certain operations of the Company.

In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime may adversely affect the Company’s results of operation and financial condition. The tax regimes in certain countries in which the Company operates may be subject to differing interpretations and the Company’s interpretation of taxation law, as applied to its transactions and activities, may not coincide with that of tax authorities in a given country. As a result, certain transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions, the Company may be required to pay refundable value added tax (“VAT”) on certain purchases and there can be no assurance that the Company will be able to collect all, or any, of the amount of VAT refunds which are owed to the Company.

Strategic plans

The Company maintains a dynamic strategic planning process that involves the development of strategic plans that include defining long term objectives and developing strategies designed to achieve those objectives. These plans are regularly reviewed and updated as current or prospective external and internal conditions change. The strategic plans are based upon certain assumptions around key variables that can directly impact the validity of the strategy and the achievement of planned results. Given that unforeseen changes in conditions can occur at any time resulting in the underlying assumptions becoming invalid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that addresses changing conditions and could result in a material adverse effect on the Company’s business, financial condition and/or results of operations. Additionally, the Company may not have sufficient resources, organization or systems to be able to execute its strategic plans in a timely or efficient manner.

Attraction and Retention of Key employees

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company’s ability to attract, develop and retain the best talent in key roles and as senior leaders within the organization. This may be challenging to sustain and align with its strategic planning objectives of operational excellence for current mines and growth, especially in locations experiencing political or civil unrest and increasing levels of security threat. The success of the Company also depends on the technical expertise of its professional employees. The Company faces increased competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated.

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

The increased difficulties to attract, develop and retain capable leaders and key management and technical professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

The Company faces an ageing workforce which may impact productivity and operational experience.

The Company is dependent on a relatively small number of key management personnel. Accordingly, the loss of one or more management staff could have an adverse effect on the Company. While the Company has succession plans in place for the board of directors and senior leadership positions including the chief executive officer and other key roles, in the event of a loss of one or more individuals, there will be challenges to replace these personnel in a timely manner internally and/or externally.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including political; civil disturbance risks; changes in laws or policies of particular countries including changes to existing mining codes, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may negatively impact operations and revenues. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation. There is increasing regional and external pressure for higher levels of taxation.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Extractive Sector Transparency Measures Act (“ESTMA”); currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on its business and results of operations.

Operations in Burkina Faso, Mali and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

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While the governments of most of the countries the Company operates in have modernized or are in the process of modernizing their mining regimes and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political systems of Suriname, Burkina Faso and Mali should be considered to be less predictable than in countries such as Canada and the United States.

It is possible that a current or future government may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

Security risks

The Company has operations in foreign countries which may present security risks such as civil unrest, war or terrorism. The Company may be exposed to situations or persons that may pose security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation can have a devastating impact on the business and the workforce.

There has been an increase of terrorist incidents and activities around the world, including in the Sahel area in Africa, in which the Company’s Essakane mine is located. Jihadist activities in Mali and Burkina Faso have increased, presenting a serious security risk to the Company’s Burkinabe and Malian operations and its personnel. The proximity to other volatile regions increases this threat, in combination with porous borders.

Acquisitions and divestitures

The Company may pursue the acquisition or disposition of producing, development or advanced or early stage exploration properties and companies. The search for attractive acquisition opportunities and dispositions of existing assets and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company’s success in its acquisition and disposition activities depends on its ability to identify suitable candidates, negotiate acceptable terms for any such transaction, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition or disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions. Dispositions of assets may result in reduction of the Company’s consolidated mineral reserves and mineral resources.

Health risks

The Company is exposed to pandemics like malaria and other diseases, such as dengue, chikungunya, Zika and other flu like viruses (e.g. avian, swine). Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and in South America and are a major healthcare challenge for the Company.

In addition, unsafe work conditions or equipment, transportation of personnel or insufficient worker training may expose personnel to potentially serious occupational and workplace accidents causing injuries and/or potential fatalities while working at, or travelling to or from, an operating mine. Defective electrical wires or the short circuit of equipment may cause a major fire at the Westwood mine. In addition, with the development of the Westwood mine, personnel are exposed to heat stress due to the increase in temperature at deeper levels which may result in heatstroke and loss of productivity. The Company’s employees are also exposed to chemical, biological and physical agents that may result in occupational illnesses like, but not limited to, Raynaud’s disease, exposure to arsenic or respiratory ailments, cancers and hearing loss.

There can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Environmental and health and safety issues

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters.

A major spill or failure of the tailings facilities may cause damage to the environment and the communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project

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or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations, or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up.

Despite all measures undertaken by the Company on its own accord and/or implementing recommendations from external reviews, which include the application of high operating standards and proactive governance and oversight measures including engagement of third party specialists, the Company may be liable to third parties for exposure through contamination, emissions and hazardous materials. The costs associated from such liabilities can be substantial and the payment of such liabilities could have a material adverse effect on the Company’s ongoing operations. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently.

Cyanide is used in the gold leaching process, which makes emissions, effluents and waste a key issue for the Company. The measures taken to prevent and mitigate the potential environmental harm caused by the Company’s use of cynide, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the Essakane mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Company’s financial condition and/or results of operations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Failure of the hydrostatic plug at the Westwood mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that over time, the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail resulting in flooding of the Westwood mine and unwanted discharge and contamination. If such an event were to occur, it may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit and expand its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold, Saramacca or other development project or impede the operation of a mine, which could adversely impact the Company’s operations, profitability and financial results. In the case of the SSP at the Sadiola mine, the current mining convention agreement with the Government of Mali will expire in 2020 and the Company may be unable to obtain an extension of it under favourable terms or appropriate permit and power agreement approvals and fiscal terms from the Government of Mali in which case the SSP may not proceed. Changes in market conditions and long delays may negatively impact the project.

The licenses and permits described above are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company’s ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested and the Company’s properties are subject to various encumbrances, including royalties. The loss of any such exploration, development, mining or property interests, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the trading price of the common shares.

The acquisition of an interest in mineral properties is a very detailed and time consuming process, and the Company’s interest in its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Several of the Company’s claims, leases, licenses, permits or authorizations will need to be renewed and on renewal, if renewed, the claim, lease, license, permit or authorization may cover a smaller area. There is a risk that the Company may not have free and clear or good and marketable title to all of its property interests, or that they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory interests in its properties, some risk exists that some interests, particularly interests to exploration and undeveloped properties, may be defective. A successful challenge to the Company’s interests in its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests, in order to operate efficiently, the Company may further need to acquire additional interests, such as surface rights, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further interests, easements or rights of way necessary for the Company’s operations may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations or development projects, which could have a material adverse effect on the Company and which could cause a significant decline in the Company’s stock price.

Failure by the Company to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Company and which could cause a significant decline in the Company’s stock price.

Competitors

The Company competes with other mining companies and individuals, including competitors with greater financial, technical or other resources, for mining interests on attractive exploration properties and the acquisition of mining assets. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force majeure

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, dam failures, floods, fire, seismic activity, earthquakes, unanticipated site conditions, changes in the regulatory environment, industrial accidents, including those involving personal injuries and/or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable. In addition, the Company has encountered other natural phenomena such as severe weather conditions which include considerable rainfall at the Rosebel and Sadiola mines or drought, water shortages or sand storms at the Essakane mine. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production could fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation, injuries to mine personnel or others, and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

The Westwood mine in Québec experienced seismic events in 2015 which resulted in the temporary closure of some working areas, and subsequent rehabilitation and re-opening of the affected areas following extensive geotechnical evaluation and redesign. In September 2017, a localized strain burst occurred in an isolated development heading, resulting in injuries to three workers. The 2017 event did not affect the production plan, but has resulted in modifications to the development sequence in some sectors of the mine.

The Company cannot guarantee that another severe seismic event or strain burst would not occur which could impact the development and production ramp-up due to deep mining, rock strength, variability of the rock mass and regional seismic activity.

Insurance and uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Joint ventures

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s financial condition and/or results of operations.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies or joint venture partners. Some of the Company’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company’s joint venture assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

The Sadiola mine has a limited number of options to continue operations, as oxide ore is being depleted and any delays or failure to develop the SSP will lead to an early closure of the mine or put the operation on temporary care and maintenance. The delay or lack of approval of the SSP by the Government of Mali and the failure to reach an agreement with the Company’s joint venture partner has changed the economics of the SSP’s development in light of the current life of mine for the SSP. In addition, there may be insufficient availability and reliability of the grid power to supply the SSP and the electricity costs might be higher than planned. The SSP may become uneconomic and mining may cease in 2018, which will lead to a temporary suspension of activities or even an early closure of the mine. This will probably result in potential write-offs of assets for the Sadiola mine.

Infrastructure and water access

Certain operations of the Company are carried out in geographical areas both inside and outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, community constraints, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and/or results of operations.

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The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Community risk

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal and illegal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. Artisanal miners may make use of some or all of the Company’s properties. The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to its operations and relationships with governments and local communities. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, when combined with lax enforcement of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography of the site. The Saramacca satellite operation to Rosebel may be exposed to similar challenges.

Similarly, the unstable political environment in Burkina Faso may lead to protests and potential destabilization of the country. This risk combined with security risks has resulted in increased costs for securing the Essakane mine site and protecting its workers and facilities. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Company.

Engagement with indigenous peoples in Canada has recently become more contested in the wake of several decisions by the Supreme Court of Canada that have expanded First Nations’ rights and consultation requirements within the context of resource development. These decisions have heightened the risks for mining companies in Canada. Many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories. The Company is continuing its engagement activity with both First Nations and the Métis on the Côté Gold Project in Ontario. In Québec, the Company has been approached by the Abitibiwinni First Nations regarding the Westwood mine and will be increasing its engagement with this First Nation community going forward.

Operations, development projects, or exploration activities could be impacted through access blockages, equipment or property damage, permitting delays or blockages, or other impediments as a result of community actions, actions by artisanal miners, or as a result of actions related to aboriginal or indigenous relationships, which may have a material negative impact on the Company.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its Information Technology (“IT”) systems. User access and security of all sites and corporate IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, denial of access extortion, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company’s business or reputation.

Climate change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Company’s operations, and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to operations and/or the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective or that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Canada’s federal and provincial legislations impose mandatory greenhouse gas emissions reporting requirements. The Company’s Westwood mine in the Province of Québec is subject to a cap-and-trade regulation. The Company’s Côté Gold Project in the Province of Ontario will be subject to a similar cap-and-trade regulation.

Innovation

With volatility in the price of gold and the Company’s focus on cost reductions and higher efficiencies, the Company has limited funds available for investment in innovation and new technology. The Company deals with particularly challenging environments both in the underground and open pit operations. While the Company has made progress in leveraging technology such as solar

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panels for energy and the use of electrical mobile equipment, the Company may not be able to keep pace with innovations affecting the mining industry and leverage technology that may further drive investment and growth.

Preliminary economic assessments of development projects

The Company internally and/or along with third party specialists conducts preliminary economic assessment on greenfield and brownfield projects to evaluate the economic viability of the project and to identify any additional work necessary to complete more advanced mining studies. The results of the preliminary economic assessment represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information speaks only as of the date of the assessment report, and is based on a number of assumptions which are believed to be valid as of that date but which may prove to be incorrect in the future. The preliminary economic assessment is exploratory in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. A preliminary economic assessment may show a positive financial return and can be used to support a decision to proceed to more advanced mining studies, however, there is no certainty that the preliminary economic assessment may be realized.

The analyses in preliminary economic assessment are based on, among other things, royalty rates, mineral resources included in the mine plan, ore treated in the process plant, support from the projected infrastructure requirements, doré marketing assumptions, permitting, social and environmental regime considerations and capital and operating cost estimates.

Advanced project development studies

The Company internally and/or along with third party specialists conducts advanced project development studies, including pre-feasibility and feasibility studies to advance and demonstrate the economic viability of the project and to further refine the engineering designs, mine plans, ore body models, infrastructure and environmental requirements, capital and operating costs and financial models. The results of the advanced project development studies represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information speaks only as of the date of the assessment report, and is based on a number of assumptions which are believed to be valid as of that date but which may prove to be incorrect in the future. Advanced project development studies are intended to provide an increased level of analysis versus preliminary economic assessments, however they are still only estimated to a relatively wide confidence interval and there is no certainty that the projected economic and production results may be realized.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

[1]	GAAP – Generally accepted accounting principles.

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	Three months ended		Years ended
	December 31,		December 31,
($/oz of gold)	2017	2016	2017	2016
Average realized gold price[1]	$1,277	$1,190	$1,261	$1,244
Total cash costs[2,3]	751	740	755	739

Gold margin	$526	$450	$506	$505

[1]	Refer to the section below.
[2]	Refer to page 44 for calculation.
[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2017	2016	2017	2016
Revenues	$291.1	$252.5	$1,094.9	$987.1
Royalty revenues	(0.1)	(0.1)	(0.4)	(0.4)
By-product credits and other revenues	(1.4)	(0.8)	(5.1)	(3.9)

Revenues - owner-operator	$289.6	$251.6	$1,089.4	$982.8
Sales - owner-operator (000s oz)	227	212	864	790

Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,277	$1,187	$1,261	$1,244

Revenues - Joint Ventures	$23.4	$25.9	$82.0	$93.4
Sales - Joint Ventures (000s oz)	18	21	65	75

Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,276	$1,217	$1,259	$1,244

Average realized gold price per ounce[1,2] ($/oz)	$1,277	$1,190	$1,261	$1,244

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2017	2016	2017	2016
Net cash from operating activities	$65.2	$63.8	$295.3	$311.1
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	11.9	6.2	1.8	6.7
Inventories and non-current ore stockpiles	0.7	(2.8)	21.3	(6.2)
Accounts payable and accrued liabilities	(9.6)	(4.6)	(24.4)	(20.1)

Net cash from operating activities before changes in working capital	$68.2	$62.6	$294.0	$291.5

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as impairment reversal, gain on sale of a 30% interest in the Côté Gold Project, loss on redemption of 6.75% Senior Notes, gain or loss on sales of assets, unrealized derivative gain or loss, foreign exchange gain or loss, write-down of assets and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2017	2016	2017	2016
Earnings (loss) before income taxes and non-controlling interests	$13.4	$(3.8)	$608.1	$95.2

Adjusted items:
Reversal of impairment charges	—	—	(524.1)	—
Gain on sale of a 30% interest in the Côté Gold Project	—	—	(19.2)	—
Loss on redemption of 6.75% Senior Notes	—	—	20.2	—
Gain on sale of gold bullion	—	—	—	(72.9)
Changes in estimates of asset retirement obligations at closed sites	8.4	(13.1)	7.5	(9.8)
Unrealized (gains) losses on embedded derivative and warrants	2.3	3.0	(3.1)	(3.5)
Realized derivative losses	—	1.2	—	3.6
Normalization of costs at Westwood	—	9.4	0.7	26.4
Write-down of assets	0.8	1.9	6.4	5.2
Foreign exchange (gain) loss	1.5	6.2	(7.3)	5.2
Gain on purchase of 6.75% Senior Notes	—	—	—	(4.0)
Other	—	—	4.1	2.8

	13.0	8.6	(514.8)	(47.0)

Adjusted earnings before income taxes and non-controlling interests	26.4	4.8	93.3	48.2
Income taxes	(30.3)	1.0	(97.6)	(33.4)
Tax adjustments	(9.1)	—	42.5	(1.7)
Non-controlling interests	(0.8)	(2.5)	(8.9)	(9.2)

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$(13.8)	$3.3	$29.3	$3.9

Adjusted net earnings (loss) attributable to equity holders ($/share)	$(0.03)	$0.01	$0.06	$0.01

Basic weighted average number of common shares outstanding (millions)	465.2	451.8	463.0	420.8

Effective adjusted tax rate (%)	149%	(21)%	59%	73%

After adjusting reported earnings for those items not considered representative of the Company’s core business or indicative of future operations, the Company had an adjusted net loss in the fourth quarter 2017 of $13.8 million and adjusted net earnings of $29.3 million in the year ended 2017.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2017	2016	2017	2016
Cost of sales[1], excluding depreciation expense	$181.8	$165.2	$676.6	$623.6
Less: cost of sales for non-gold segments [2], excluding depreciation expense	—	(0.1)	—	0.9

Cost of sales for gold segments, excluding depreciation expense	181.8	165.3	676.6	622.7
Adjust for:
By-product credit (excluded from cost of sales)	(0.6)	(0.6)	(2.9)	(2.2)
Stock movement	(5.8)	(0.1)	3.6	(5.3)
Realized derivative losses[3]	—	(0.8)	—	(3.1)
Normalization of costs at Westwood	—	(9.4)	(0.7)	(26.4)
Other mining costs	(9.0)	(7.6)	(26.8)	(20.8)
Cost attributed to non-controlling interests[4]	(10.9)	(10.2)	(43.2)	(39.4)

	(26.3)	(28.7)	(70.0)	(97.2)

Total cash costs - owner-operator	$155.5	$136.6	$606.6	$525.5
Attributable gold production - owner-operator (000s oz)	210	197	816	738

Total cash costs[5,6] - owner-operator ($/oz)	$739	$695	$743	$712

Total cash costs - Joint Ventures	$16.1	$22.4	$59.8	$74.9
Attributable gold production - Joint Ventures (000s oz)	18	18	66	75

Total cash costs[5,6] - Joint Ventures ($/oz)	$882	$1,231	$909	$996

Total cash costs[5,6]	$171.6	$159.0	$666.4	$600.4
Total attributable gold production (000s oz)	228	215	882	813

Total cash costs[5,6] ($/oz)	$751	$740	$755	$739

[1]	As per note 37 of the Company’s annual consolidated financial statements.
[2]	Non-gold segments consist of Exploration and evaluation and Corporate.
[3]	Excluded from the fourth quarter and year ended 2016 was the amortization of the loss on early termination of derivative contracts.
[4]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[6]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017

	Three months ended December 31,		Years ended December 31,
($ millions, attributable, except where noted)	2017	2016	2017	2016
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$169.8	$154.2	$631.0	$580.7
Sustaining capital expenditures[1]	42.0	34.4	129.0	178.2
By-product credit, excluded from cost of sales	(0.6)	(0.6)	(2.8)	(2.1)
Corporate general and administrative costs[2]	12.4	9.3	39.8	35.1
Realized derivative losses[3]	—	(0.8)	—	(3.0)
Environmental rehabilitation accretion and depreciation	2.4	2.6	10.3	11.3
Normalization of costs at Westwood	—	(9.4)	(0.7)	(26.4)

	$226.0	$189.7	$806.6	$773.8

AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$18.3	$25.5	$59.4	$76.5
Adjustments to cost of sales[4] - Joint Ventures	2.1	1.4	7.2	3.5

	$20.4	$26.9	$66.6	$80.0

AISC[5]	$246.4	$216.6	$873.2	$853.8

Attributable gold sales - owner-operator (000s oz)	212	197	806	733
AISC - owner-operator[6] ($/oz)	$1,068	$966	$1,001	$1,056
AISC - owner-operator, excluding by-product credit ($/oz)[6]	$1,070	$969	$1,005	$1,059

Attributable gold sales (000s oz)	230	218	871	808
AISC[5,6] ($/oz)	$1,071	$995	$1,003	$1,057
AISC excluding by-product credit[5,6] ($/oz)	$1,074	$998	$1,006	$1,059

[1]

Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 37 of the annual consolidated financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2017 sustaining capital expenditures at 100% basis.

[2]	Corporate general and administrative costs exclude depreciation expense.
[3]	Excluded from the fourth quarter and year ended 2016 was the amortization of the loss on early termination of derivative contracts.
[4]	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
[6]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2017